Exhibit 2.1

PURCHASE AGREEMENT

by and between

NN, INC.

AND

TSUBAKI NAKASHIMA CO., LTD.

Dated as of July 10, 2017

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

TABLE OF ANNEXES

Annex A	Certain Definitions

Annex B	Knowledge

Annex C	Net Working Capital Calculation

Annex D	CAPEX Plan

TABLE OF SCHEDULES

Schedule 1.1(d)	Certain Excluded Liabilities

Schedule 1.4(a)	Certain Encumbrances

Schedule 5.2	Exceptions to Ordinary Course Covenant

Schedule 5.3	Exceptions to Restrictions on Conduct of Business

Schedule 5.5	Third Party Notices and Consents

Schedule 7.2(a)(v)	Specific Indemnities

Schedule A	Minority Bosnia Interests

Schedule B	Certain Permitted Encumbrances

Schedule C	Seller Retained Trademarks

Seller Disclosure Schedule (Article III)

TABLE OF EXHIBITS

Exhibit A	Form of Deed of Transfer

Exhibit B	Form of 1445 Certificate

Exhibit C	Form of Transition Services Agreement

Exhibit D	Form of Reorganization Agreement

Exhibit E	Acquisition Financing Commitment Letters

Exhibit F	Form of US NewCo Membership Interests Assignment Agreement

-v-

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT, dated as of July 10, 2017 (this “Agreement”), is entered into by and between NN, Inc., a Delaware corporation (“Seller”), and TSUBAKI NAKASHIMA Co., Ltd., a Japanese joint stock company (“Purchaser”). Capitalized terms used in this Agreement but not otherwise defined will have the meanings set forth in Annex A to this Agreement.

RECITALS

A.    As of the date hereof and as currently conducted by Seller, Seller engages directly and through the Acquired Companies in the manufacture and supply of high precision bearing components, consisting of balls, cylindrical rollers, tapered rollers, spherical rollers and metal retainers for leading bearing and CV-joint manufacturers on a global basis, including the Mexico Business, but excluding the Dormant Companies (collectively, the “Acquired Business”), among other things.

B.    Prior to the Closing, Seller will form a Delaware limited liability company (“US NewCo”), and will assign, transfer and deliver to, and US NewCo will accept, purchase and assume, certain assets and liabilities related to the Acquired Business in the United States and Mexico.

C.    Seller directly or indirectly owns or, prior to the Closing, will own all of the issued and outstanding equity of (i) US NewCo, NN International B.V. (“NN International”), NN Europe S.p.A., NN Netherlands B.V., NN Slovakia, s.r.o., NN d.o.o. Konjic (other than the Minority Bosnia Interests), NN Holdings B.V., NN Precision Bearing Products Co. Ltd. and Kunshan NN Trading Co., Ltd. (each an “Acquired Company” and collectively, the “Acquired Companies”) and (ii) NN Euroball Ireland Ltd. and Kugelfertigung Eltmann GmbH (each a “Dormant Company” and together, the “Dormant Companies”).

D.    Purchaser (directly or indirectly through one or more Purchaser Designees) desires to purchase from Seller and Seller desires to sell and assign to Purchaser, all of the issued and outstanding equity of the Acquired Companies, on the terms and subject to the conditions set forth herein.

In consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows.

ARTICLE I

THE TRANSACTION

Section 1.1    Sale of Purchased Assets; Excluded Assets; Assumed Liabilities; Excluded Liabilities.

(a)    Purchased Assets. Upon the terms and subject to the conditions contained in this Agreement, at the Closing, Purchaser will purchase from Seller and Seller will sell to Purchaser (or one or more Purchaser Designees) for the consideration specified in Section 1.2, all of Seller’s right, title and interest free and clear of all Encumbrances (other than Permitted Encumbrances, except for the Closing Acquired Interests, which shall be free and clear of all Encumbrances (other than any Encumbrance that arises under any applicable securities Law)) in and to the following assets (collectively, the “Purchased Assets”):

(i)    all of the issued and outstanding equity of US NewCo, subject to the completion of the US Reorganization (the “US NewCo Interests”);

(ii)    all of the issued and outstanding equity of NN International (the “NN International Interests”, and together with US NewCo Interests, the “Closing Acquired Interests”), which entity shall own, directly or indirectly, free and clear of all Encumbrances (other than any Encumbrance that arises under any applicable securities Law), all of the issued and outstanding equity of the Foreign Acquired Companies (other than the Minority Bosnia Interests);

(iii)    all other assets related to the Acquired Business outside of the United States not otherwise included in clauses (i) through (ii) above.

(b)    Excluded Assets. The Purchased Assets will not include, and Seller and its Subsidiaries (other than the Acquired Companies) will retain, any and all other properties, assets and rights of any kind, whether tangible or intangible, real or personal, of Seller and its Subsidiaries (other than the Acquired Companies) other than the Purchased Assets (such assets and rights, collectively, the “Excluded Assets”).

(c)    Assumed Liabilities. Upon the terms and subject to the conditions contained in this Agreement, at the Closing, Purchaser shall assume the Assumed Liabilities.

(d)    Excluded Liabilities. Other than the Assumed Liabilities, Seller and its Subsidiaries (other than the Acquired Companies) shall retain, and Purchaser shall not assume, shall not take subject to and shall not be liable for, any Liabilities or obligations of Seller or any Subsidiary of Seller (other than the Acquired Companies) including, but not limited to, the following (collectively, the “Excluded Liabilities”):

(i)    any Liabilities for Tax for which Seller or its Subsidiaries (other than the Acquired Companies) is liable;

(ii)    any Liabilities for Taxes of or related to the Acquired Business and the Purchased Assets, in each case attributable to a Pre-Closing Tax Period;

(iii)    any Liabilities relating to or arising from the use or ownership of any of the Excluded Assets, except to the extent where the use or ownership of the Excluded Asset relates to the Acquired Business;

(iv)    any Liabilities relating to or arising from the operation of any business of Seller or a Subsidiary of Seller other than the Acquired Business (the “Seller-Retained Business”), except to the extent where such operation of the Seller-Retained Business relates to the Acquired Business;

(v)    any Liabilities relating to or arising from the Dormant Companies, including any successor or environmental Liabilities relating to or arising from the Kilkenny Facility;

(vi)    any fees and expenses incurred by or on behalf of Seller or its Subsidiaries (other than the Acquired Companies) in connection with the making or performance of this Agreement and the Transaction, including the US Reorganization; and

(vii)    any Liabilities relating to or arising from any matters described on Schedule 1.1(d).

Section 1.2    Consideration.

(a)    As consideration for the Purchased Assets, Purchaser will pay to Seller, in the manner described herein, an aggregate amount equal to $375,000,000 (Three Hundred Seventy-Five Million Dollars), subject to the adjustments set forth in this Section 1.2 and in Section 1.6 (as so adjusted, the “Purchase Price”).

(b)    The Purchase Price will be:

(i)    increased or decreased by the amount by which the Closing Net Working Capital is greater or less than the Target Net Working Capital (the “NWC Adjustment”) payable in Dollars based on the Dollar Exchange Rate applicable to the local currencies;

(ii)    increased by the Closing Cash;

(iii)    decreased by the Closing Allowance;

(iv)    decreased by the Closing Indebtedness; and

(v)    decreased by the Acquired Companies Transaction Expenses.

Section 1.3    Closing.

(a)    The consummation of the sale of the Acquired Shares to Purchaser and the execution of the other Transaction Documents (the “Closing”) will take place: (i) at the offices of Morrison & Foerster LLP, 1-5-1 Marunouchi, Chiyoda-ku, Tokyo 100-6529, Japan, at 8:00 p.m. (Tokyo time) / 7:00 a.m. (New York time), on a Business Day as soon as reasonably practicable, but in no event later than the seventh (7th) Business Day after satisfaction or, to the extent permitted by applicable Law, waiver (except for Section 2.2(a)(ii), solely with respect to any breach of Section 4.4(g), in which event Seller may not waive such condition, and Purchaser shall not be obligated to consummate the Closing, prior to the Termination Date) of all conditions to the obligations of the parties set forth in Article II (other than (x) the Reorganization, which may be consummated in all material respects, as of the date immediately prior to the Closing Date and (y) such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date); or (ii) at such other place or on such other date as the parties may mutually agree in writing. The parties hereto agree that the Closing may be effected remotely by means of the delivery and exchange of this Agreement and the other documents and instruments and signatures required to be delivered by each party hereunder by electronic mail (as portable document format (PDF) files), facsimile transmission, hand delivery, or such other means as the parties hereto mutually agree, and wire transfer of funds. The day on which the Closing takes place is referred to as the “Closing Date.” Solely for purposes of determining the Effective Time and as reasonably necessary for purposes of the recording of any document or the giving of any notice of the Transactions to any Governmental Entity, the Closing will be deemed to have taken place at

12:01 a.m. local time on the Closing Date in each applicable jurisdiction where an Acquired Company is located; provided, however, that (1) all actions to be taken and all documents to be executed and delivered by the parties at the Closing shall be deemed to have been taken, executed and delivered simultaneously as of the Closing, and (2) the transfer of ownership of the Purchased Assets and assignment and assumption of the Assumed Liabilities hereunder shall be effective for all purposes as of the Closing.

(b)    Purchaser will acquire and accept the NN International Interests from Seller through the execution of a Deed of Transfer. Seller shall cause NN International to acknowledge the transfer of the NN International Interests on the Closing Date by co-signing the Deed of Transfer and by immediately entering such transfer in its register of shareholders.

(c)    At least ten (10) Business Days prior to the Closing, Seller will prepare and deliver to Purchaser a statement setting forth Seller’s good faith estimate of each item set forth in Section 1.2(b) based on the Carve-Out Accounting Principles, including with respect to the Closing Cash, broken down by the amount of the Closing Cash held by each Acquired Company, together with supporting documentation and work papers describing in reasonable detail how such estimates were derived, and Seller shall reasonably consider revising any estimated item to which Purchaser has provided comments to Seller (the “Closing Statement”). The consideration to be paid at the Closing by Purchaser, pursuant to Section 1.3(e) will be as set forth in the Closing Statement (the “Estimated Purchase Price”).

(d)    At least two (2) Business Days prior to the Closing:

(i)    Seller will, or will cause its Subsidiaries to, deliver to the Notary the original shareholders’ register of NN International which reflects Seller as the owner of the NN International Interests and that the NN International Interests are free and clear of all Encumbrances;

(ii)    Seller will deliver to the Notary (with copies to Purchaser) powers of attorney duly executed on behalf of Seller and NN International, respectively, and, to the extent required by the Notary, legalized and apostilled, and Purchaser will deliver to the Notary (with a copy to Seller) a power of attorney duly executed on behalf of Purchaser and, to the extent required by the Notary, legalized and apostilled, in each case for the execution of the Deed of Transfer; and

(iii)    Seller and Purchaser will deliver to the Notary a confirmation statement with respect to the authority of the representative signing the power of attorney as referred to in Section 1.3(d)(ii), on behalf of Seller and Purchaser, respectively.

(e)    At the Closing, in consideration for the transfer of the Closing Acquired Interests, Purchaser (or one or more Purchaser Designees) will pay in cash by one (1) or more wire transfers of immediately available funds an aggregate amount equal to the Estimated Purchase Price to an account to be specified in a written notice delivered by Seller to Purchaser at least five (5) Business Days prior to the Closing (the “Seller Account”).

(f)    Withholding. Purchaser shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts otherwise payable pursuant to this Agreement or any of the other Transaction Documents, such amounts as it may be required to deduct and withhold under the Code or any applicable provision of state, local or non-U.S. Tax Law; provided, however, in the case of any withholding with respect to the Purchase

Price, the Person intending to withhold from any such consideration shall notify Seller in writing of its intention to withhold and deduct such amounts and the basis for such withholding at least five (5) Business Days prior to the date the applicable payment is to be made. To the extent that any amounts are so deducted or withheld by Purchaser and paid over to the applicable Taxing Authority, the deducted or withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person with respect to whom the amounts were deducted or withheld.

Section 1.4    Deliveries and Actions at Closing.

(a)    At the Closing, Seller will execute (where applicable) and deliver, or will cause its Subsidiaries to deliver, in each case, to Purchaser, unless the delivery of such item is waived by Purchaser, except for the items set forth in clauses (iv) and (v) below, which shall be delivered by Seller to Purchaser no later than six (6) Business Days prior to the Closing:

(i)    duly executed counterparts to each Transaction Document to which Seller or any of its Subsidiaries is a party;

(ii)    stock, investment or other certificates representing all of the Acquired Shares;

(iii)    all documentation necessary to obtain releases of the Encumbrances set forth on Schedule 1.4(a), including appropriate Uniform Commercial Code or equivalent termination statements, in each case in form and substance reasonably satisfactory to Purchaser;

(iv)    good standing certificates for Seller from the state of its incorporation and for each Acquired Company from the jurisdiction of organization for each such Acquired Company (to the extent such concept is recognized under applicable Law);

(v)    a certificate of the Secretary of Seller attaching and certifying (x) the Organizational Documents of each of the Acquired Companies and (y) the authorizing resolutions of Seller and, if applicable, each of the Acquired Companies;

(vi)    a certificate in the form of Exhibit B certifying that Seller is not a “foreign person” for purpose of Section 1445 of the Code and that no withholding under Section 1445 of the Code is required with respect to the Transactions;

(vii)    resignations or documents evidencing termination or other dismissal, effective as of the Closing, with respect to each director, officer and other employee of each Acquired Company to the extent such resignations are requested from Purchaser to Seller, in accordance with Section 5.11;

(viii)    all Books and Records, in each case that are in Seller’s or any of its Subsidiaries’ possession to Purchaser or the Acquired Companies to the extent not already in the possession of any of the Acquired Companies; and

(ix)    a certificate executed by a duly authorized officer of Seller, dated as of the Closing, certifying that each of the conditions set forth in Section 2.1(a), (b) and (f) have been satisfied.

(b)    At the Closing, Purchaser will execute (where applicable) and deliver, or will cause its Subsidiaries to deliver, in each case, to Seller, unless the delivery of such item is waived by Seller:

(i)    payment by Purchaser (or one or more Purchaser Designees) of the Estimated Purchase Price, by one (1) or more wire transfers of immediately available funds to the Seller Account;

(ii)    duly executed counterparts to each Transaction Document to which Purchaser is a party; and

(iii)    a certificate executed by a duly authorized signatory of Purchaser, dated as of the Closing, certifying that each of the conditions set forth in Section 2.2(a) have been satisfied.

(c)    On the Closing Date, (i) Seller will deliver to the Notary a confirmation of receipt of the payment by Purchaser (or one or more Purchaser Designees) of the Estimated Purchase Price with respect to the NN International Interests and (ii) after completion of the deliveries contemplated by Section 1.3(d), Section 1.4(a), Section 1.4(b) and Section 1.4(c)(i), Seller, Purchaser, NN International and the Notary will execute the Deed of Transfer. Seller will cause NN International to execute the Deed of Transfer.

Section 1.5    Allocation of Purchase Price. As soon as practicable after the Closing (but not later than ninety (90) days after the Closing), Purchaser shall prepare and deliver (or cause to be prepared and delivered) to Seller an allocation of the Purchase Price as between the US NewCo Interests and the NN International Interests and, with respect to the amount allocated to the US NewCo Interests, further among the assets of US NewCo, in each case in accordance with applicable Law (the “Initial Allocation Statement”). Purchaser shall give Seller reasonable opportunity to review and comment on the Initial Allocation Statement; provided, that Seller’s failure to provide comments within twenty (20) days of its receipt of the Initial Allocation Statement shall constitute acceptance thereof. If Purchaser and Seller are unable to agree to the Initial Allocation Statement, the matters in dispute (but only the matters in dispute) shall be submitted to the Independent Accountant for resolution, and the decision of the Independent Accountant shall be final and binding on the parties. The costs of the Independent Accountant shall be borne equally by Purchaser and Seller. Promptly after any adjustment to the Purchase Price, including pursuant to Section 1.6, the parties shall cooperate in good faith to make mutually acceptable revisions to corresponding items of the Initial Allocation Statement consistent with the principles thereof and in accordance with applicable Law (the “Final Allocation Statement”). The parties agree that they will not, and will not permit any of their respective Affiliates to, take a position on any Tax Return or in any audit or examination before any Governmental Entity that is inconsistent with the Final Allocation Statement (as adjusted), except to the extent required by applicable Law or a Governmental Entity.

Section 1.6    Post-Closing Adjustment.

(a)    As promptly as practicable after the Closing, but in any event within ninety (90) days after the Closing, Purchaser will prepare and deliver to Seller a statement based on the Carve-Out Accounting Principles (the “Post-Closing Statement”) setting forth in reasonable detail Purchaser’s calculation of (i) the Closing Net Working Capital and the NWC Adjustment, (ii) the Closing Cash, (iii) the Closing Indebtedness, (iv) the Acquired Companies Transaction Expenses and (v) the proposed Final Purchase Price.

(b)    Seller may, within forty-five (45) days after delivery of the Post-Closing Statement (the “Seller Notice Period”), deliver a notice to Purchaser disagreeing with specific items in the Post-Closing Statement and setting forth in reasonable detail Seller’s calculation of (i) the Closing Net Working Capital and the NWC Adjustment, (ii) the Closing Cash, (iii) the Closing Indebtedness and (iv) the Acquired Companies Transaction Expenses, together with supporting documentation and work papers describing in reasonable detail how such specific items were derived (the “Notice of Disagreement”). If Seller does not deliver the Notice of Disagreement within the Seller Notice Period, then Seller will be deemed to have agreed to the Post-Closing Statement and the computation of the Purchase Price set forth therein will be final, conclusive and binding on the parties for all purposes hereunder. If Seller delivers the Notice of Disagreement within the Seller Notice Period, Seller shall be deemed to have agreed with all amounts and items contained or reflected in the Post-Closing Statement to the extent such amounts or items are not disputed in the Notice of Disagreement and all such undisputed amounts will be final, conclusive and binding on the parties for all purposes hereunder.

(c)    If Seller delivers the Notice of Disagreement within the Seller Notice Period, Purchaser and Seller, during the thirty (30) days following such delivery, will cooperate and discuss in good faith to reach agreement on the disputed items or amounts in order to determine the Final Purchase Price. If the parties so resolve all disputes, the computation of the Purchase Price agreed upon by the parties, will be final, conclusive and binding on the parties for all purposes hereunder.

(d)    If Seller delivers a Notice of Disagreement within the Seller Notice Period, and Purchaser and Seller are unable to reach an agreement on the disputed items or amounts within the period described in Section 1.6(c), the parties will engage Deloitte or another mutually agreed independent accountant to be agreed upon by Purchaser and Seller (the “Independent Accountant”), to review this Agreement and the disputed items or amounts for the purpose of calculating the Final Purchase Price (it being understood that, in making such calculation, the Independent Accountant will function as an expert and not as an arbitrator). In making its calculation of the Final Purchase Price, the Independent Accountant (i) will apply the accounting and related standards contemplated in this Agreement including the definitions of “Closing Net Working Capital,” “NWC Adjustment,” “Closing Cash,” “Closing Indebtedness” and “Acquired Companies Transaction Expenses” in this Agreement, (ii) will consider only those items or amounts in the Post-Closing Statement as to which Seller identifies in the Notice of Disagreement and (iii) will not assign a value to any item in dispute greater than the greatest value for such item assigned by Purchaser or Seller or less than the smallest value for such item assigned by Purchaser or Seller in the Post-Closing Statement or the Notice of Disagreement, as applicable. The Independent Accountant will deliver to Purchaser and Seller, as promptly as practicable (but in any event within thirty (30) days after the date of engagement of the Independent Accountant), a report setting forth its calculation of the Final Purchase Price. The Independent Accountant’s calculation of the Final Purchase Price will be final, conclusive and binding on the parties for all purposes hereunder. Subject to the following sentence, the costs of any dispute resolution pursuant to this subsection, including the fees and expenses of the Independent Accountant and of any enforcement of the determination thereof, shall be borne by Purchaser and Seller in inverse proportion as they may prevail on the matters resolved by the Independent Accountant, which proportionate allocation shall be calculated on an aggregate basis based on the relative Dollar values of the amounts in dispute and shall be determined by the Independent Accountant at the time the determination of such firm is rendered on the merits of the matters submitted. Notwithstanding the foregoing, the fees and disbursements of the Representatives of each party incurred in connection with their preparation or review of the Post-Closing Statement and preparation or review of any Notice of Disagreement, as applicable, shall be borne by such party.

(e)    The final, conclusive and binding Purchase Price as determined in accordance with Section 1.6(b), (c) and (d), will be referred to as the “Final Purchase Price.”

(f)    If the Final Purchase Price is greater than the Estimated Purchase Price, Purchaser (or one or more Purchaser Designees) will promptly, and in no event later than five (5) Business Days after determination of the Final Purchase Price in accordance with this Section 1.6, pay to Seller an aggregate amount equal to the Final Purchase Price less the Estimated Purchase Price, by one (1) or more wire transfers of immediately available funds to the Seller Account. Notwithstanding anything to the contrary contained herein, such payment shall be made directly from Purchaser to Seller.

(g)    If the Final Purchase Price is less than the Estimated Purchase Price, Seller will promptly, and in no event later than five (5) Business Days after determination of the Final Purchase Price in accordance with this Section 1.6, pay to Purchaser (or one or more Purchaser Designees) an aggregate amount equal to the Estimated Purchase Price less the Final Purchase Price, by one (1) or more wire transfers of immediately available funds to an account specified by Purchaser. Notwithstanding anything to the contrary contained herein, such payment shall be made directly from Seller to Purchaser.

ARTICLE II

CONDITIONS TO CLOSING

Section 2.1    Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the Closing are subject to the satisfaction (or waiver by Purchaser), of each of the following conditions:

(a)    Representations, Warranties and Covenants of Seller.

(i)    The covenants, obligations and agreements contained in this Agreement to be complied with by Seller on or prior to the Closing have been complied with in all material respects to the extent required to be complied with by Seller on or prior to the Closing.

(ii)    Each of the representations and warranties of Seller contained in Article III (other than the Fundamental Representations; but including Section 3.10 (Taxes)) is true and correct as of the Closing (or, if made as of a specified date, as of such date), except where the failure of such representations and warranties to be so true and correct, does not and is not reasonably likely to, individually or in the aggregate, result in a Material Adverse Effect.

(iii)    Each of the Fundamental Representations (other than Section 3.10 (Taxes)) is true and correct as of the Closing (or, if made as of a specified date, as of such date) in all but de minimis respects.

(b)    No Material Adverse Effect. Since the date hereof, no Material Adverse Effect with respect to the Acquired Business has occurred and is continuing as of the Closing.

(c)    No Injunctive Law or Order. There is no Law in effect or Order from a Governmental Entity in existence that would have the effect of prohibiting, enjoining or restraining the consummation of the Closing.

(d)    Closing Deliveries. Seller has delivered to Purchaser the documents and other items required to be delivered by Seller pursuant to Section 1.4(a). Seller has delivered to the Notary the documents and other items required to be delivered by Seller pursuant to Section 1.4(c).

(e)    Antitrust. All waiting periods (and any extensions thereof), or equivalent pre-clearance periods or approvals applicable to the required Antitrust Approvals, shall have expired or been terminated, completed or obtained, as applicable.

(f)    Reorganization. The Reorganization has been consummated in all material respects, in accordance with the Reorganization Agreement.

Section 2.2    Conditions to Obligations of Seller. The obligations of Seller to consummate the Closing are subject to the satisfaction (or waiver by Seller), of each of the following conditions:

(a)    Representations, Warranties and Covenants of Purchaser.

(i)    The covenants, obligations and agreements contained in this Agreement to be complied with by Purchaser on or prior to the Closing have been complied with in all material respects to the extent required to be complied with by Purchaser on or prior to the Closing.

(ii)    (x) each of the representations and warranties of Purchaser set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority) and Section 4.8 (Brokers) is true and correct as of the Closing (or, if made as of a specified date, as of such date) in all respects, and (y) each other representation and warranty contained in Article IV is true and correct, in all material respects as of the Closing (or, if made as of a specified date, as of such date).

(b)    No Injunctive Law or Order. There is no Law in effect or Order from a Governmental Entity in existence that would have the effect of prohibiting, enjoining or restraining the consummation of the Closing.

(c)    Closing Deliveries. Purchaser has delivered to Seller the payment, documents and other items required to be delivered by Purchaser pursuant to Section 1.4(b) (Deliveries at Closing).

(d)    Antitrust. All waiting periods (and any extensions thereof), or equivalent pre-clearance periods or approvals applicable to required Antitrust Approvals, shall have expired or been terminated, completed or obtained, as applicable.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the corresponding sections or subsections of the disclosure schedule attached hereto (each section of which qualifies only the specifically identified Sections or subsections of this Article to which such disclosure schedule relates and each other Section or subsection of this Article to the extent that it is reasonably apparent that such disclosure should also qualify such other Section or subsection (the “Seller Disclosure Schedule”)), Seller hereby represents and warrants to Purchaser that the following statements in this Article III are true and correct as of the date of this Agreement and as of the Closing (or, if made as of a specified date, as of such date):

Section 3.1    Organization and Qualification; Operation of the Acquired Business.

(a)    Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Seller has all requisite power and authority to own, lease, and operate its properties and carry on its business as currently conducted in all material respects. Seller is duly qualified (to the extent such concept or a comparable status is recognized) to do business in each jurisdiction in which a failure to so qualify would result in a Material Adverse Effect.

(b)    Each of the Acquired Companies is a legal entity duly organized, validly existing and where applicable, in good standing (to the extent such concept or a comparable status is recognized) under the Laws of the jurisdiction of its organization. Each of the Acquired Companies has all requisite power and authority to own, lease, and operate its properties and carry on its business as currently conducted in all material respects. Each of the Acquired Companies is duly qualified to do business in each jurisdiction in which a failure to so qualify would result in a Material Adverse Effect. Schedule 3.1(b) of the Seller Disclosure Schedule sets forth for each Acquired Company its name and jurisdiction of incorporation or organization.

(c)    Seller has made available to Purchaser complete and correct copies of all material Organizational Documents of the Acquired Companies.

Section 3.2    Acquired Shares; Capitalization.

(a)    As of the date hereof and as of immediately prior to the Closing, Seller is, directly or indirectly, the legal and beneficial owner of all of the Acquired Shares. All of the Acquired Shares are or will be, as the case may be: (i) validly issued, fully paid and non-assessable; (ii) free and clear of any preemptive rights, restrictions on transfer and all other Encumbrances (other than any Encumbrance that arises under any applicable securities Law); and (iii) owned, beneficially and of record, by Seller or an Acquired Company. There are no outstanding warrants, options, purchase rights, subscription rights, rights of first refusal, calls, convertible or exchangeable securities or other commitments (other than this Agreement) pursuant to which Seller or any of its Affiliates is or may become obligated to issue, sell, purchase, return or redeem any of the Acquired Shares. There are no proxies, voting agreements, profit participation features, equity appreciation rights, phantom equity options or other Contracts or arrangements to which Seller or any of its Affiliates is a party or is otherwise obligated relating to the Acquired Shares.

(b)    As of the date hereof and as of immediately prior to the Closing, except as set forth on Schedule 3.2(b)(i) of the Seller Disclosure Schedule, Seller, directly or indirectly, owns all of the outstanding shares or other ownership interests of each Acquired Company. As of the Closing, (i) Seller will directly be the legal and beneficial owner of all of the US NewCo Interests and (ii) NN International will, directly or indirectly, be the legal and beneficial owner of all of the Acquired Shares, other than the US NewCo Interests. Schedule 3.2(b)(ii) of the Seller Disclosure Schedule sets forth the holder of record of all of the outstanding shares or other ownership interests of each Acquired Company.

Section 3.3    Authority. The execution, delivery and performance by Seller of this Agreement, and by each of Seller and its Subsidiaries of any other Transaction Document to which any of them is a party, and the consummation of the Transactions as contemplated hereby or thereby, have been duly and validly authorized, or prior to the execution thereof, will be duly and validly authorized, by all necessary corporate action on the part of Seller or the Subsidiary that is party hereto or thereto. This Agreement has been, and each other Transaction Document to which Seller or any of its Subsidiaries is or, at the Closing, will become a party, is duly and validly executed and delivered by Seller or such Subsidiary and, assuming the due authorization, execution and delivery of the other parties hereto and thereto, constitute or, with respect to any Transaction Document to be executed at the Closing, will constitute the valid, legal and binding obligations of Seller or such Subsidiary, enforceable against Seller or such Subsidiary, in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity and applicable Laws governing specific performance, injunctive relief and other equitable remedies.

Section 3.4    No Conflict; Required Consents and Approvals.

(a)    The execution, delivery and performance by Seller of this Agreement, and by each of Seller and any of its Subsidiaries of any other Transaction Document to which Seller or any of its Subsidiaries is or will be a party, and the consummation of the Transactions by Seller and its Subsidiaries, do not: (i) conflict with or violate the Organizational Documents of Seller or its Subsidiaries; (ii) materially conflict with or materially violate any applicable Law; or (iii) result in any material breach of, or constitute a material default (or an event that, with notice or lapse of time or both, would become a material breach or material default) under, require any consent of or notice to any Person pursuant to, give to others any right of termination, amendment, acceleration or cancellation of or result in the creation of an Encumbrance under any Material Contract or Acquired Company Permit.

(b)    The execution, delivery and performance by Seller of this Agreement, and by each of Seller and its Subsidiaries of any other Transaction Document to which Seller and its Subsidiaries is or will be a party, and the consummation by Seller and the Acquired Companies of the Transactions require no material action by or in respect of, or material filing with, any Governmental Entity, other than: (i) obtaining Antitrust Approvals and (ii) compliance with any applicable securities Laws, whether federal, state or foreign.

Section 3.5    Compliance with Applicable Law; Permits. Except as set forth on Schedule 3.5 of the Seller Disclosure Schedule:

(a)    The Acquired Business is operated in compliance in all material respects with all Laws in each jurisdiction in which the Acquired Business operates or conducts business. Since January 1, 2015, neither Seller nor any of the Acquired Companies has received any (i) written notice or Order, or to the Knowledge of Seller, a threatened claim, that the Acquired Business is in violation of any applicable Law and (ii) written notice of, and there has not occurred, is not pending and, to the Knowledge of Seller, is not threatened in writing, any investigation or review by any Governmental Entity with respect to the Acquired Business regarding a violation of any applicable Law by the Acquired Business, that (in any such case (i) or (ii)) would reasonably be likely to result in any material Liability to the Acquired Business.

(b)    The Acquired Business is in possession of all material Permits necessary for the ownership and operation of the Acquired Business (the “Acquired Company Permits”). The Acquired Business is in compliance with all Acquired Company Permits in all material respects. Neither Seller (related to the Acquired Business) nor any of the Acquired Companies has received any written notice of, and there has not occurred, and to the Knowledge of Seller, is not threatened, any suspension, cancellation, modification, revocation or nonrenewal of any Acquired Company Permit that has subjected, or would reasonably be likely to subject, the Acquired Business to any material Liability.

Section 3.6    Litigation. Except as set forth on Schedule 3.6 of the Seller Disclosure Schedule, there is no Action (including governmental and administrative Actions) against Seller related to the Acquired Business, or against any of the Acquired Companies, or any properties, assets (including the Purchased Assets), or operations of the Acquired Business, pending or, to the Knowledge of Seller, threatened, or any outstanding Order, in each case, that if determined adversely to Seller or the Acquired Company, would reasonably be expected to result in (a) any monetary liability in excess of $500,000 (Five Hundred Thousand Dollars), (b) injunctive or other non-monetary relief which would have a material impact on the Purchased Assets or the Acquired Business or (c) preventing or materially delaying Seller’s ability to perform its obligations under this Agreement or any of the other Transaction Documents. There is no pending material Action initiated by Seller related to the Acquired Business or any Acquired Company against any other Person and no pending material Action solely and exclusively related to the Acquired Business or the Purchased Assets initiated by Seller against any other Person. Except as set forth on Schedule 3.6 of the Seller Disclosure Schedule, to Seller’s Knowledge, there is no reasonable basis for the commencement of any such Action described in this Section 3.6.

Section 3.7    Employee Benefits.

(a)    List of Employee Plans.

(i)    Schedule 3.7(a)(i) of the Seller Disclosure Schedule sets forth a complete and correct list of all Acquired Company Employee Plans. For purposes of this Agreement, “Acquired Company Employee Plan” means all material employee benefit plans (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and all other deferred compensation, pension, retirement, profit-sharing, bonus, commission, stock option, stock purchase, restricted stock, incentive (whether cash, equity or equity-based), deferred compensation, health and welfare, fringe benefit, vacation or paid leave, retiree medical or retiree life insurance, supplemental retirement, change in control, severance or other benefit plans, programs or arrangement and all employment, individual consultant, termination, severance or other Contracts (including individual agreements), excluding any of the foregoing to the extent required to be provided under applicable Law, in each case (x) that are maintained, sponsored or contributed to by an Acquired Company for the benefit of any Acquired Company Employee (or any dependent or beneficiary thereof) or (y) under which an Acquired Company has or may have any material obligation or Liability.

(ii)    A complete and correct copy of all Seller Employee Plans has been made available to Purchaser. For purposes of this Agreement, “Seller Employee Plan” means all material employee benefit plans (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and all other compensation, pension, retirement, profit-sharing, bonus, commission, stock option, stock purchase, restricted stock, incentive (whether cash, equity or equity-based), deferred compensation, health and welfare, fringe benefit, vacation or paid leave, retiree medical or life insurance, supplemental retirement, change in control, severance or other benefit plans, programs or arrangements, and all employment, individual consultant, termination, severance or other contracts or agreements (including individual agreements), excluding any of the foregoing to the extent required to be provided under applicable Law, in each case that are maintained, contributed to or sponsored by Seller or any of its ERISA Affiliates for the benefit of the Acquired Company Employee or their dependents or beneficiaries and excluding any Acquired Company Employee Plan.

(b)    Multiemployer, Title IV and Other Funded Plans. Neither Seller nor any ERISA Affiliate maintains, sponsors or contributes to, or has within the past six (6) years maintained, sponsored or contributed to: (i) a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA, (ii) a single employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which Seller or any of its ERISA Affiliates could incur Liability under Section 4063 or 4064 of ERISA, (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (iv) a plan that is subject to Title IV of ERISA or Section 412 of the Code or (v) a “funded welfare plan” within the meaning of Section 419 of the Code, in the case of each of clauses (i) through (v), with respect to which Purchaser or an Acquired Company could reasonably be expected to have any material Liability.

(c)    Retiree Welfare, Severance and Change of Control Plans. No Acquired Company Employee Plan or Seller Employee Plan provides for or promises or has provided for or promised, retiree medical, retiree disability or retiree life insurance benefits to any Acquired Company Employee or any dependent or beneficiary thereof, except as required by Section 4980B of the Code, Part 6 of Title I of ERISA or other applicable Law. Neither the execution of this Agreement and the other Transaction Documents nor the consummation of the Transactions (either together with or upon the occurrence of any additional or subsequent events) will constitute an event that will or would reasonably be expected to result in any material payment (including severance or termination pay) or any material acceleration, vesting, increase, funding (including the segregation of assets to fund) or provision of benefits thereunder, in each case, to any Acquired Company Employee (or any dependent or beneficiary thereof).

(d)    Compliance with Law. With respect to each Acquired Company Employee Plan, and except as would not result in any material Liability to Purchaser or an Acquired Company, each such plan is now and since January 1, 2015, has been administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code when applicable. Except as would not result in any material Liability to Purchaser or an Acquired Company, there are no material Actions or claims (other than routine claims for benefits) pending or, to the Knowledge of Seller, threatened, anticipated or expected to be asserted with respect to any Acquired Company Employee Plan.

(e)    International Plans. Each Acquired Company Employee Plan which is maintained outside of the United States: (i) that is intended to qualify for special Tax treatment meets all material requirements for such treatment, (ii) that is required to be registered with a Governmental Entity has been registered and has been maintained in good standing in all material respects with such Governmental Entity and (iii) that is required by Law or applicable Acquired Company Employee Plan to be funded, insured and/or book-reserved is funded, insured and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(f)    No Qualified Retirement Plans. None of the Acquired Company Employee Plans is a qualified retirement plan as defined under Section 401(a) of the Code or Section 401(k) of the Code.

Section 3.8    Labor and Employment Matters.

(a)    List of Acquired Company Employees. A complete and correct list of each employee of the Acquired Companies as of June 30, 2017 (the “Acquired Company Employees”), setting forth certain details for each Acquired Company Employee, including employee’s name, work location, title, birth date, date of hire, union status, status of employment (e.g., part-time, full-time, or temporary), annual base salary or wage rate, overtime eligibility has been made available to Purchaser.

(b)    At-Will Employment. Except as set forth on Schedule 3.8(b) of the Seller Disclosure Schedule, all Acquired Company Employees who are employed in the U.S. are employed on an at-will basis.

(c)    Compliance with Laws. With respect to the Acquired Company Employees and any other Person who is or has been engaged by the Acquired Business under any labor Contract: (i) Seller and the applicable Acquired Company is and since January 1, 2015, has been in material compliance with all applicable Laws regarding labor and employment, including, by way of example, those related to written and unwritten employment Contracts, employment practices, terms and conditions of employment, wages (including deferred forms of remuneration as the end-of-service allowance) and hours, including calculation and payment of overtime compensation, employee classification, leaves of absence, collective bargaining, equal opportunity, occupational health and safety, immigration and workers’ compensation, secondments, social security charges and insurance premiums, mandatory hiring of disabled employees, supplementary pension schemes, additional healthcare plans, termination of the employment relationship, employee privacy and whistleblowing; (ii) since January 1, 2015, neither Seller nor any Acquired Company has received in writing any demand letters, civil rights charges, complaints or other written communications related to claims made by any employee or other personnel who is or has been engaged under any Contract to provide services to the Acquired Business before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Safety and Health Administration, the Workers Compensation Appeals Board or any other comparable Governmental Entity, that has individually or in the aggregate subjected or would reasonably be likely to subject, the Acquired Business to any material liability; and (iii) since January 1, 2015, neither Seller nor any Acquired Company has received in writing any verification notice relating to social security, social assistance, occupational safety or conditions of the employment relationship.

(d)    Unions. Except as set forth on Schedule 3.8(d) of the Seller Disclosure Schedule, with respect to the Acquired Company Employees: (i) none of Seller nor the Acquired Companies are party to any collective bargaining agreement, shop agreement, works council agreement, or similar labor union or collective agreement and no such agreement is presently being negotiated by the Acquired Business and (ii) none of Seller nor the Acquired Companies have received any written attorney demand letters, civil rights charges, or civil complaints related to claims by Acquired Company Employees or the unions before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Safety and Health Administration, the Workers Compensation Appeals Board or any other comparable Governmental Entity.

(e)    WARN Act. With respect to the Acquired Company Employees, Seller and the Acquired Companies are in material compliance with the Worker Adjustment and Retraining Notification Act of 1988 (29 USC § 2101), as amended, or any other applicable Laws regarding redundancies, reductions in force, mass layoffs, social shock absorbers, early retirement plans and plant closings (collectively, the “WARN Act”).

(f)    Other Employees.

(i)    There is no employee of Seller or any of its Subsidiaries who is primarily engaged in the Acquired Business or devotes more than fifty percent (50%) of his or her time in the Acquired Business, other than (i) any employees identified in Exhibit B of the Transition Services Agreement and (ii) the Acquired Company Employees.

(ii)    Each individual who performs or has performed services for the Acquired Business has been properly classified as an employee or an independent contractor under applicable Law, and no such individual has been improperly included or excluded from any Acquired Company Employee Plan, except for non-compliance or exclusions, which would not reasonably be expected to result in a Liability to Purchaser or any Acquired Company, neither Seller nor any Acquired Company Employee is under investigation or audit with respect to its treatment of workers as independent contractors rather than employees. There is no Person other than the Acquired Company Employees who may legitimately claim the status of Acquired Company Employee.

Section 3.9    Intellectual Property.

(a)    Registered Intellectual Property. Schedule 3.9(a) of the Seller Disclosure Schedule contains a complete and correct list of all Registered Intellectual Property. Schedule 3.9(a) of the Seller Disclosure Schedule further lists each material unregistered trademark and service mark in the Company-Owned Intellectual Property.

(b)    Ownership. All Company Intellectual Property is either (i) exclusively owned by an Acquired Company (or, after giving effect to the Reorganization, will be exclusively owned by US NewCo), or (ii) licensed to an Acquired Company (or, after giving effect to the Reorganization, will be licensed to US NewCo). Such ownership and right to use are (and immediately following Closing, will be) free and clear of, and without liability under, all liens and security interests of any Person. Neither Seller nor any of the Acquired Companies have transferred ownership of, or granted any exclusive license of or right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Intellectual Property Rights that is or was Company-Owned Intellectual Property to any Person. Neither Seller nor any Acquired Company has received any written notice or claim alleging that any other Person has any claim of legal or beneficial ownership with respect to the Company-Owned Intellectual Property.

(c)    Registered Intellectual Property in Good Standing. Each item of Registered Intellectual Property (i) to the Knowledge of Seller, is valid, subsisting and in full force and effect, and (ii) is free and clear of any Encumbrances (other than Permitted Encumbrances).

(d)    No Cancellation Proceedings. There are no pending or, to the Knowledge of Seller, threatened proceedings, including but not limited to any interference, reexamination, cancellation, or opposition proceeding before any Governmental Entity (including before the United States Patent and Trademark Office) anywhere in the world related to any Registered Intellectual Property.

(e)    No Knowledge of Invalidity or Unenforceability. Neither Seller nor any of its Affiliates has Knowledge of any facts, circumstances or information that (i) would render any Company Intellectual Property invalid or unenforceable, (ii) would adversely affect any pending application for any Registered Intellectual Property, or (iii) would materially and adversely affect or impede the ability of an Acquired Company (including, after giving effect to the Reorganization, US NewCo) to use any Company Intellectual Property in the conduct of the Acquired Business as it is currently conducted.

(f)    Trade Secrets. Seller and its Affiliates has taken reasonable steps to safeguard, maintain and protect (i) Company-Owned Intellectual Property, and (ii) the confidentiality of and its proprietary rights in all of the Trade Secrets that are Company-Owned Intellectual Property.

(g)    Infringement Matters. Neither the Company-Owned Intellectual Property nor the operation of the Acquired Business as it is currently conducted does not infringe or misappropriate any Intellectual Property Rights of any Person, and neither Seller nor any of its Affiliates has received written notice from any Person claiming that such operation infringes or misappropriates any Intellectual Property Rights of any Person. Neither Seller nor any of its Affiliates has received any written communication that Seller or its Affiliates are using or disclosing in an unauthorized manner, infringing, or misappropriating, in the conduct of the Acquired Business as presently conducted, or suggesting or inviting Seller or its Affiliates to take a license under, the right or claimed right of any Person with respect to any Intellectual Property Right.

(h)    Infringement by Third Parties. Neither Seller nor any of its Affiliates has any Knowledge that any of the Company-Owned Intellectual Property is being used or disclosed in an unauthorized manner, infringed, or misappropriated by any Person. During the past three (3) years, neither of the Acquired Companies nor Seller has instituted any Action against any Person with respect to infringement or misappropriation of Company-Owned Intellectual Property.

(i)    No Triggering Events. Neither this Agreement nor the Transactions will result in (i) Purchaser granting to any third party any right to, or with respect to, any Intellectual Property Right owned by Purchaser following the Transactions or (ii) Purchaser being obligated to pay any royalties or other amounts to any third party inconsistent with the amounts required to be paid with respect to such Intellectual Property Right prior to the Closing. Neither this Agreement nor the Transactions will cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Company Intellectual Property, or in any way impair the right of Purchaser to use or bring any action for the unauthorized use or disclosure, infringement, or misappropriation of any Company-Owned Intellectual Property.

Section 3.10    Taxes.

(a)    All material Tax Returns required to be filed by the Acquired Companies or with respect to the Acquired Business or Purchased Assets have been timely filed, and all such Tax Returns are complete and correct in all material respects.

(b)    All material Taxes required to be paid by the Acquired Companies (whether or not shown on any Tax Returns) or with respect to the Acquired Business or the Purchased Assets have been timely paid.

(c)    Except as set forth on Schedule 3.10(c) of the Seller Disclosure Schedule, no deficiency for any Tax has been asserted, assessed or proposed by a Governmental Entity in writing against Seller related to the Acquired Business or the Acquired Companies that has not been fully satisfied by payment, settled or withdrawn. Except as set forth on Schedule 3.10(c) of the Seller Disclosure Schedule there are no pending or, to the Knowledge of Seller, threatened actions or claims by or before a Taxing Authority relating to any of the Acquired Companies, the Purchased Assets or the Acquired Business.

(d)    There are no Encumbrances for Taxes upon any of the assets of the Acquired Companies or the Acquired Business.

(e)    No written claim has been made in the past five (5) years by a Taxing Authority in a jurisdiction where Seller (to the extent related to the Acquired Business) or an Acquired Company does not file Tax Returns to the effect that Seller related to the Acquired Business or such Acquired Company is required to file a Tax Return or may be subject to Tax in such jurisdiction.

(f)    Neither Seller related to the Acquired Business nor any Acquired Company is currently party to any Tax allocation, Tax sharing, Tax indemnity or Tax reimbursement agreement or arrangement (other than any commercial contract entered into in the ordinary course of business that does not relate primarily to Taxes).

(g)    US NewCo is, and at all times since its formation has been, validly treated as a “disregarded entity” for all U.S. federal (and, where applicable, state and local) income tax purposes and no election pursuant to Regulations Section 301.7701-3(c) has been made to treat US NewCo for U.S. federal income tax purposes as an association taxable as a corporation.

(h)    Seller and the Acquired Companies have complied in all material respects with all applicable Law relating to the withholding and payment of Taxes and have, within the time and manner prescribed by applicable Law, withheld from and paid over to the appropriate Taxing Authority all material amounts required to be so withheld and paid over.

(i)    Neither Seller nor any Acquired Company (x) is or has ever been a member of an affiliated group of corporations filing a consolidated, combined or similar Tax Return or (y) has any liability for the Taxes of any Person under applicable Tax Law, as a transferee or successor, by Contract or otherwise.

(j)    No power of attorney that is currently in force has been granted with respect to Tax matters relating to the Acquired Companies, the Purchased Assets or the Acquired Business.

(k)    No Acquired Company and no party operating the Acquired Business has been party to a transaction that is a “reportable transaction” within the meaning of Regulations Section 1.6011-4 (or analogous provisions of state, local or non-U.S. Tax Law).

(l)    Neither Seller related to the Acquired Business nor the Acquired Companies will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing as a result of any election made or action taken before the Closing (except for elections made or actions taken in the ordinary course of business consistent with past practice).

(m)    No waiver or extension of the statute of limitations is in effect for the assessment of any material Taxes or Tax Returns of any of the Acquired Companies or relating to the Purchased Assets or the Acquired Business.

(n)    All intercompany transactions by or with respect to the Acquired Companies or the Acquired Business have been in material compliance with applicable Law relating to transfer pricing (including Section 482 of the Code and the Regulations thereunder).

(o)    Neither Seller nor any of its Subsidiaries will be obligated to make any “excess parachute payment” (as defined in Section 280G(b) of the Code) to any Acquired Company Employee as a result of the Transactions. No Person is entitled to receive any additional payment (including any Tax gross-up or other payment) from any Acquired Company as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(p)    None of NN International, NN Holdings B.V. and NN Netherlands B.V. qualifies as a real estate investment company within the meaning of Article 4 of the Dutch Legal Transfer Act 1970 (Wet op belastingen van rechtsverkeer 1970).

Section 3.11    Material Contracts.

(a)    Schedule 3.11 of the Seller Disclosure Schedule sets forth a list of all Contracts described in clauses (i) through (xv) below that are valid and effective as to the Acquired Business or by which the Acquired Business, including any of the Purchased Assets, is otherwise bound (each, a “Material Contract” and collectively, the “Material Contracts”):

(i)    any Contract under which there were payments to Seller or the Acquired Companies in excess of $2,500,000 (Two Million Five Hundred Thousand Dollars) during the year ended December 31, 2016, or that is expected to result in the receipt of such amount during the year ending December 31, 2017, and to the extent not covered in the foregoing, each Contract with each of the Top 10 Customers;

(ii)    any Contract for expenditures or for the purchase of goods or services by, or on behalf of, Seller or the Acquired Companies in excess of $2,500,000 (Two Million Five Hundred Thousand Dollars) that is expected to result in the payment of such amount during the year ending December 31, 2017, and to the extent not covered in the foregoing, each contract with each of the Top 10 Suppliers;

(iii)    any Contract relating to any outstanding Indebtedness of the Acquired Companies;

(iv)    any material Contract with any labor union, works council or comparable organization representing Acquired Company Employees;

(v)    any Contract that includes any license of any material Intellectual Property Rights to or from Seller or any Acquired Company, other than licenses or agreements for off-the-shelf software or other technology that is readily available or non-exclusive licenses granted by Seller or an Acquired Company in the ordinary course of business;

(vi)    any Contract that expressly restricts the ability of the Acquired Business to compete in any line of business with any Person or in any geographic area in any material respect;

(vii)    any Contract that, to the Knowledge of Seller, provides any customer with pricing, discounts or benefits that change based on the pricing, discounts or benefits offered to other customers or by other suppliers to such customer, including Contracts containing “most favored nation,” “most favored customer” or similar provisions, or other provisions restricting the right of the Acquired Business to sell or license products or services in any manner;

(viii)    any Contract that, to the Knowledge of Seller, provides for any take or pay or requirements arrangements, or any agreements committing the Acquired Business to purchase or sell a certain amount of products or services;

(ix)    any joint venture or partnership or similar arrangement, other than any such Contract solely between Seller and its Subsidiaries or among Seller’s Subsidiaries;

(x)    any Contract with a Related Party, other than any Contract for employment or employment related benefits or any Contract that will be terminated in connection with the Transactions;

(xi)    any material Contract with any Governmental Entity;

(xii)    any Real Property Lease;

(xiii)    any Contract related to the acquisition by Seller or any Acquired Company of a business or the equity or any other Person and with respect to which there are any outstanding obligations as of the date of this Agreement that are material to the Acquired Business, taken as a whole;

(xiv)    any Contract for the employment of any officer, individual employee or other person on a full-time, part-time, consulting or other basis providing annual base salary and/or guaranteed bonus in excess of $250,000 (Two Hundred and Fifty Thousand Dollars) which will be an obligation of the Acquired Companies following the Closing (other than offer letters or any Acquired Company Employee Plan); and

(xv)    any Contract not covered by clauses (i) through (xiv) above involving a right to receive or an obligation to make a payment, in each case on an aggregate annual basis, in excess of $2,500,000 (Two Million Five Hundred Thousand Dollars) (on a cash basis) and that cannot be cancelled without penalty within ninety (90) days.

(b)    Seller has made available to Purchaser or its Representatives complete and correct copies of each written Material Contract, including all material amendments, supplements, modifications and waivers thereof. As of the date hereof, each of the Material Contracts constitutes the valid and legally binding obligation of Seller or an Acquired Company, as applicable, and, as of the Closing, will constitute the valid and legally binding obligation of an Acquired Company and, to the Knowledge of Seller, each other party thereto, enforceable in accordance with its terms (subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity and applicable Laws governing specific performance, injunctive relief and other equitable remedies). There is no material breach or material default under any Material Contract either by Seller or the applicable Acquired Company as of the date hereof and, as of the Closing (following the Reorganization) there will not be any such material breach or material default by the applicable Acquired Company or, to the Knowledge of Seller, by any other party thereto which has not been cured in all material respects. To the Knowledge of Seller, no event has occurred that with the lapse of time or the giving of notice or both would constitute a material breach or material default by or would accelerate any material right under any of the Material Contracts.

Section 3.12    Financial Statements.

(a)    The Financial Statements are attached as Schedule 3.12(a) of the Seller Disclosure Schedule. The Financial Statements (i) present fairly in all material respects the financial position and results of operations of the Acquired Business, including the Acquired Companies, as of the dates and for the periods indicated therein, subject to the omission of footnote disclosures and, with respect to the Interim Financial Statements, to normal and recurring year-end adjustments; (ii) were prepared in accordance with the books, records and accounting principles of the Acquired Business; and (iii) were prepared in accordance with the Carve-Out Accounting Principles. The Financial Statements are qualified by the fact that the Acquired Business has not operated as a separate “stand alone” entity within Seller. As a result, the Acquired Business received certain allocated charges and credits that do not necessarily reflect the amounts which the Acquired Business would have incurred on a stand-alone basis. The last line item set forth in Annex C (Net Working Capital Calculation) has been determined in accordance with the Carve-Out Accounting Principles in all material respects.

(b)    Assuming for purposes of this Section 3.12(b) that the Reorganization has been effected, no Acquired Company has any Liability, except (i) Liabilities disclosed, reflected, accrued or reserved against in the Interim Financial Statements, (ii) Liabilities incurred in the ordinary course of business since the date of the Interim Financial Statements, (iii) Liabilities that are not described in any other clause of this Section 3.12(b) and would not reasonably be expected, individually or in the aggregate, to result in any liability in excess of $2,500,000 (Two Million Five Hundred Thousand Dollars), and (iv) Liabilities incurred in connection with the Transactions contemplated hereby.

Section 3.13    Books and Records. The Books and Records of the Acquired Business are complete and correct in all material respects. At the Closing, all Books and Records of the Acquired Companies will be in the possession of the respective Acquired Companies.

Section 3.14    Inventory. Except as set forth on Schedule 3.14 of the Seller Disclosure Schedule, subject to reserves for slow-moving, obsolete, outmoded or scrap inventory, all of the items in the Inventory of the Acquired Business are (a) fit for the purpose for which they are intended and saleable and useable in the ordinary course of business consistent with past practice; and (b) in quantities adequate and not excessive in relation to the circumstances of the Acquired Business and in accordance with the past Inventory stock practices of the Acquired Business. To the Knowledge of Seller, all of the items in the Inventory of the Acquired Business meet their current standards and specifications in all material respects.

Section 3.15    Accounts Receivable. Each of the Accounts Receivable is a valid and legally binding obligation of account debtor enforceable in accordance with its terms, and to the Knowledge of Seller, not subject to setoffs, counterclaims or other defenses (subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity and applicable Laws governing specific performance, injunctive relief and other equitable remedies). Except as set forth on Schedule 3.15 of the Seller Disclosure Schedule, none of the Accounts Receivable are liquidated or securitized.

Section 3.16    Tangible Assets. Except as set forth on Schedule 3.16 of the Seller Disclosure Schedule, all of the material Tangible Assets to be owned or leased by any of the Acquired Companies (including, after giving effect to the Reorganization, US NewCo) have been maintained in all material respects in accordance with generally accepted industry practice, and, to the Knowledge of Seller, are in all material respects in good operating condition and repair, ordinary wear and tear excepted.

Section 3.17    Sufficiency. From and after the Closing, and after giving effect to this Agreement and the specific services set forth in Exhibit B of the Transition Services Agreement, the Purchased Assets will constitute all of the assets necessary for Purchaser to conduct the Acquired Business in all material respects as conducted by Seller as of immediately prior to the Closing; provided, however, that nothing in this Section 3.17 shall be deemed to constitute a representation or warranty as to the adequacy of cash, cash equivalents or working capital.

Section 3.18    Real Property.

(a)    Schedule 3.18(a) of the Seller Disclosure Schedule sets forth a complete and correct list of all real property owned by any of the Acquired Companies (including, after giving effect to the Reorganization, US NewCo) (the “Owned Real Property”). Schedule 3.18(a) of the Seller Disclosure Schedule identifies for each Owned Real Property the location and record owner. With respect to each Owned Real Property: (i) the Acquired Companies own fee simple title to such Owned Real Property, free and clear of all Encumbrances other than Permitted Encumbrances; (ii) there are no leases, subleases, licenses, concessions or other agreements granting to any Person or Persons the right of use or occupancy of any portion of such Owned Real Property; and (iii) to the Knowledge of Seller, there are no outstanding options or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. Neither Seller nor any Acquired Company has entered into any agreement for the sale, exchange or transfer of any Owned Real Property or portion thereof. None of the Acquired Companies owns or has any interest in, or Liability with respect to, the Kilkenny Facility.

(b)    Schedule 3.18(b) of the Seller Disclosure Schedule sets forth a complete and correct list of all real property subject to any leases, subleases or other similar occupancy agreements (the “Real Property Leases”) to which an Acquired Company is a party as a lessee or sublessee (the “Leased Real Property”, and together with the Owned Real Properties, the “Real Property”). Each Real Property Lease is in full force and effect. The interest of the tenant under the Real Property Leases has not been subleased, licensed or assigned, and no Person, other than the applicable Acquired Company, has the right to use or occupy the Leased Real Property or any portion thereof.

(c)    With respect to each Real Property:

(i)    Neither Seller nor any Acquired Company has received written notice of any threatened condemnation proceedings, lawsuits or administrative actions relating to any of the Real Property and there are no pending or, to the Knowledge of Seller, threatened condemnation proceedings, lawsuits or administrative actions relating to any of the Real Property;

(ii)    To the Knowledge of Seller, all facilities, buildings, improvements and other structures used in the Acquired Business are located on the Real Property. To the Knowledge of Seller, no facilities, buildings, improvements or other structures on any parcel adjacent to any of the Owned Real Property encroach onto any of the Owned Real Property. Neither Seller nor any Acquired Company has received any written notice or report that any of the Real Property, or the use, occupancy or operation thereof by the Acquired Companies, materially violates any applicable Law. To the Knowledge of Seller, the present uses and operations of the Real Property comply in all material respects with all title covenants and restrictions applicable to the Real Property;

(iii)    To the Knowledge of Seller, neither Seller nor any Acquired Company or their use of the Real Property thereof is in material violation of any applicable zoning ordinance or applicable Law relating to Seller’s or the Acquired Companies’ use, occupancy or possession of the Real Property;

(iv)    Neither Seller nor any Acquired Company has received written notice that there have been improvements made or contemplated to be made by any Governmental Entity, the costs of which are to be assessed as assessments, special Taxes or charges specifically with respect to any of the Real Property (as opposed to more broadly applicable Taxes or assessments), and there are no such present assessments, special assessments, special Taxes or charges outstanding which have not been paid;

(v)    Neither Seller nor any Acquired Company has received any written notice of any material default under any covenant, easement or restriction affecting or encumbering any Owned Real Property or any portion thereof that remains outstanding and uncured as of the date hereof; and

(vi)    No Acquired Company owns, uses or occupies any real property other than the Real Property. The Real Property constitute all of the real property necessary for the conduct of the Acquired Business in the manner in which the Acquired Business is currently being conducted as determined by Seller in its reasonable discretion.

Section 3.19    Environmental Matters. Except as would not have a Material Adverse Effect or as set forth on Schedule 3.19 of the Seller Disclosure Schedule:

(a)    The Acquired Business and the Real Property have been, for the three (3) years prior to the Closing, and are currently in compliance with all applicable Environmental Laws and to Seller’s Knowledge there are no Liabilities under any Environmental Law with respect to the Acquired Business or the Purchased Assets.

(b)    None of Seller, any Acquired Companies nor any predecessors in interest has received from any Person any written notice, demand, complaint, claim, letter or request for information, relating to any violation or alleged violation of, or any Liability under, any Environmental Law in connection with or affecting the Acquired Business or the Purchased Assets.

(c)    There are no Orders or Actions pending or, to Seller’s Knowledge, threatened, relating to compliance with or Liability under any Environmental Law affecting the Acquired Business or the Purchased Assets.

(d)    There has been no release, contamination or disposal of Hazardous Substances at any third party property that has given or is reasonably expected to give rise to any Liability under any Environmental Law for which any Acquired Company would incur or share Liability.

(e)    To Seller’s Knowledge, there are no underground storage tanks, asbestos containing materials, lead based products or polychlorinated biphenyls on any Real Property or otherwise included in the Purchased Assets.

(f)    To Seller’s Knowledge, no Real Property currently or formerly owned or operated by Seller in connection with the Acquired Business, or by any Acquired Company (including soils, groundwater, surface water, buildings and other structures) has been contaminated with any Hazardous Substance that could reasonably be expected to require investigation or remediation under any Environmental Law.

(g)    The Acquired Companies have no indemnification or other agreements with any third party assuming any Liability of such third party under any Environmental Law.

(h)    Seller has no Liabilities under any Environmental Law with respect to the Chelsea Grinding Company.

(i)    Seller has made available for review by Purchaser or its consultants all environmental reports, audits, assessments, sampling data, liability analyses, memoranda and studies in the possession of as of the date of this Agreement or conducted by Seller or any of its Subsidiaries prior to the date of this Agreement with respect to compliance under, or Liabilities related to, any Environmental Law with respect to the Acquired Business and the Purchased Assets.

Section 3.20    Absence of Changes. Except for actions taken in preparation of the Transactions, from the Interim Financial Statements through the date of this Agreement, (a) the Acquired Business has been conducted in the ordinary course consistent with past practices in all material respects, (b) there has not been any event, occurrence or development which has had or would reasonably be expected to have a Material Adverse Effect, and (c) Seller and its Affiliates have not taken any action with respect to the Acquired Business or any Acquired Company or omitted to take any action with respect to the Acquired Business or any Acquired Company which, if taken or omitted to be taken after the date hereof, would require the consent of Purchaser in accordance with Section 5.3.

Section 3.21    Insurance. Schedule 3.21 of the Seller Disclosure Schedule lists all material insurance policies covering the Purchased Assets, including policies providing property, casualty, liability and workers’ compensation coverage. Except as would not reasonably be expected to be material to the Acquired Business or the Purchased Assets, all such policies or renewals thereof are in full force and effect as of the date of this Agreement; provided, however, Seller makes no representation or warranty about the assignability of such insurance policies.

Section 3.22    Related Party Transactions. Other than any arrangements, understandings or Contracts to provide the services that are to be provided on an interim basis in accordance with the Transition Services Agreement or otherwise contemplated hereby, Schedule 3.22 of the Seller Disclosure Schedule lists (a) all material arrangements, understandings and Contracts between or among any Acquired Company, on the one hand, and (i) Seller or any Subsidiary of Seller (other than an Acquired Company) or (ii) any executive officer or director of Seller or any Subsidiary of Seller (other than an Acquired Company) (other than any employee benefit plan), on the other hand, (b) any other Contract included in the Purchased Assets with respect to which any Related Party is the counterparty or otherwise has direct or indirect material financial interest, and (c) arrangements, understandings or Contracts that will be terminated at or prior to the Closing.

Section 3.23    Product Liability and Recalls.

(a)    Except as set forth on Schedule 3.23 of the Seller Disclosure Schedule, during the four (4) years prior to the Closing, neither Seller, the Acquired Business nor the Acquired Companies has received any material warranty claims. Except as set forth on Schedule 3.23 of the Seller Disclosure Schedule, as of the date of this Agreement, there are no material warranty claims pending, or threatened in writing against Seller, the Acquired Business, or the Acquired Companies, in connection with the Products or any product into which a Product is incorporated, and, to the Knowledge of Seller, there is no basis for any such claim. Except as set forth on Schedule 3.23 of the Seller Disclosure Schedule, during the four (4) years prior to the Closing, (i) there have been no material defects in the design or manufacture of any of the Products and (ii) each of the such Products conforms and complies in all material respects with the terms and requirements of any applicable warranties and guaranties and with all applicable Laws. Neither Seller, the Acquired Business nor any Acquired Company has received any written notice of a claim alleging a material design or manufacturing defect in any Products or any products into which a Product is incorporated, excluding any and all requests for product returns in the ordinary course of business consistent with the past experience of the Acquired Business and the Acquired Companies which have not had and are not reasonably expected to result in any material Liability to the Acquired Business or any Acquired Company, and, to the Knowledge of Seller, there is no basis for any such claim.

(b)    During the four (4) years prior to the Closing, there has not been, nor is there any written notice, demand, claim, action, suit, inquiry, hearing, proceeding, notice of violation or investigation from, by or before any Governmental Entity relating to any Product, or claim or lawsuit involving a Product which is pending or, to Seller’s Knowledge, threatened, by any Person.

(c)    During the four (4) years prior to the Closing, none of the Products, or any product into which a Product is incorporated, has been the subject of any voluntary or involuntary recall, post-sale warning or other similar action and no event has occurred, and, to the Knowledge of Seller, no condition or circumstance exists, that would (with or without notice or lapse of time) give rise to or serve as a basis for any such recall or other similar action relating to any such Product or products.

Section 3.24    Anti-Corruption.

(a)    With respect to the Acquired Business, none of Seller or its Subsidiaries nor any of their respective officers, directors, principals or employees, nor, to the Knowledge of Seller, any of their respective counsel, advisors, auditors, agents, consultants, bankers and other representatives or any other Person acting for, or on behalf of, Seller or any of its Subsidiaries, including distributors, resellers and any other business intermediaries, directly or indirectly:

(i)    has taken any action which would cause them to be in violation of the Anti-Corruption Laws, in any material respect;

(ii)    has offered, paid, promised to pay or authorized a payment, of any money or other thing of value (including any fee, gift, sample, commission payment, discount, travel expense or entertainment), unlawfully, to any Governmental Official (or to any other Person while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Governmental Official) in order to obtain or retain business or an improper advantage, or direct business to any person;

(iii)    currently is or for five (5) years prior to the date hereof, subject of any pending or threatened Action, with respect to any Anti-Corruption Laws; or

(iv)    has made any payments or transfers of value with the intent, or which have the purpose or effect, of engaging in commercial bribery, or acceptance of or acquiescence in kickbacks or other unlawful or improper means of obtaining business.

(b)    With respect to the Acquired Business, Seller and the Acquired Companies have devised and maintained a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed and access to assets is permitted only in accordance with Seller’s or any Acquired Company’s applicable policies and procedures and management’s general or specific authorization, and (ii) transactions have been recorded as necessary to permit preparation of periodic financial statements and to maintain accountability for assets, and Seller and each Acquired Company have otherwise established reasonable internal controls and procedures intended to ensure compliance with Anti-Corruption Laws.

(c)    There are no false or fictitious entries in the books, records or accounts of Seller and the Acquired Companies, with respect to the Acquired Business, relating to any illegal payment or secret or unrecorded fund, and neither Seller nor any Acquired Company maintain a secret or unrecorded fund.

Section 3.25    Export Controls. Seller and the Acquired Companies have, with respect to the Acquired Business, conducted their operations in compliance in all material respects with all U.S. import and export Laws (including those Laws under the authority of U.S. Departments of Commerce (Bureau of Industry and Security) codified at 15 CFR, Parts 700-799; Homeland Security (Customs and Border Protection) codified at 19 CFR, Parts 1-199; State (Directorate of Defense Trade Controls) codified at 22 CFR120-130; and Treasury (Office of Foreign Assets Control) codified at 31 CFR, Parts 500-599) and all comparable applicable Laws outside the United States (collectively, “Export Control Laws”). Without limiting the foregoing:

(a)    For the past five (5) years, Seller and the Acquired Companies have, with respect to the Acquired Business, maintained all material export licenses and other approvals required for its exports of products, software and technologies from the United States and all other jurisdictions where such licenses or approvals are required by any Export Control Laws, including with respect to the release of technology and software to foreign nationals in the United States and abroad. Seller and the Acquired Companies are in compliance in all material respects with the terms of such applicable export licenses or other approvals.

(b)    There are no claims pending, or, to the Knowledge of Seller, threatened against Seller or any Acquired Company with respect to such export licenses or other approvals or any other Export Control Laws.

(c)    Seller and the Acquired Companies have established internal controls, policies, and procedures intended to provide reasonable assurance regarding compliance with all applicable Export Control Laws.

(d)    Schedule 3.25 of the Seller Disclosure Schedule sets forth a complete and correct list, as of the date of this Agreement, of (i) each current, non-expired export license of the Acquired Business, (ii) any pending export license application applicable to the Acquired Business, and (iii) the applicable export control classification number (“ECCN”) under the Export Administration Regulations for each product that (a) the Acquired Business has exported from the United States and which (b) is not controlled under ECCN EAR99. In the case of each product identified in accordance with clause (iii) above, the Schedule will indicate whether such classification was based on a formal determination by the Bureau of Industry and Security (and provide the corresponding Commodity Classification Automated Tracking System number) or a Seller self-classification. Schedule 3.25 of the Seller Disclosure Schedule also sets forth a complete and correct list, as of the date of this Agreement, of the export control classification category for each product of the Acquired Business exported from the EU by the Acquired Business, including any Acquired Company under Annex I of the EU Dual Use Regulation (Regulation (EC) 428/2009).

(e)    To the Knowledge of Seller, none of the products of the Acquired Business is subject to the U.S. International Traffic in Arms Regulations or otherwise listed as a military item which, on that basis, requires an export permit under applicable Export Control Laws.

Section 3.26    Privacy; Security Measures. Without limiting the generality of the foregoing Section 3.5, to the Knowledge of Seller, the Seller and each Acquired Company has complied in all material respects with all applicable Law, and with all contractual obligations and Seller’s Privacy Policies relating to the collection, storage, use, disclosure and transfer of any personally identifiable information, including personal data within the meaning of EU Directive 95/46/EC or similar applicable Law (“Personal Data”) collected by or on behalf of Seller or such Acquired Company for purposes of the Acquired Business and the Purchased Assets, and each of Seller and such Acquired Company has taken commercially reasonable technical and organizational measures as required by applicable Law designed to protect Personal Data against accidental or unlawful destruction or accidental loss, alteration, unauthorized access, acquisition or disclosure or other misuse, and against all other unlawful forms of processing. Without limiting the generality of the foregoing Section 3.5, to the Knowledge of Seller, the execution, delivery and performance of this Agreement and any Transaction Document contemplated hereby will comply in all respects with all applicable Law relating to the protection of Personal Data and with Seller’s Privacy Policies. Since January 1, 2015, neither Seller nor any Acquired Company has received a material complaint in writing regarding its access, collection, use, disclosure or breach of security or privacy of Personal Data related to the Acquired Business. To the Knowledge of Seller, there has been no loss, damage, or unauthorized access, acquisition, use, disclosure, modification or breach of security or privacy of Personal Data collected and stored by or on behalf of the Acquired Business.

Section 3.27    Brokers. Except for SunTrust Robinson Humphrey, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Seller or any of its Subsidiaries, which, solely for the sake of clarity, shall not be a liability of the Acquired Companies.

Section 3.28    Exclusivity of Representations. The representations and warranties made by Seller in this Article III (including as modified by the Seller Disclosure Schedule and Updated Seller Disclosure Schedule, if applicable, thereto) are the exclusive representations and warranties made by Seller. Seller hereby disclaims any other express or implied representations or warranties, including as to the condition, value or quality of the Acquired Companies, the Purchased Assets or the Acquired Business. Seller is not, directly or indirectly, making any representations or warranties regarding the pro forma financial information, financial projections or other forward-looking statements of Seller, any Acquired Company or the Acquired Business.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PURCHASER

Purchaser hereby represents and warrants to Seller that the following statements in this Article IV are true and correct as of the date of this Agreement and as of the Closing (or, if made as of a specified date, as of such date):

Section 4.1    Organization and Qualification. Purchaser is a joint stock company duly organized and validly existing under the Laws of Japan.

Section 4.2    Authority. Purchaser has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is, or is specified to be, a party and to consummate the Transactions. The execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, have been duly and validly authorized, or prior to the execution thereof, will be duly and validly authorized, by all necessary corporate action on the part of Purchaser, that is party hereto or thereto. This Agreement has been and each other Transaction Document to which Purchaser is or, at the Closing, will become a party will be, duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery of the other parties hereto and thereto, constitute or, with respect to any Transaction Document to be executed at the Closing, will constitute the valid, legal and binding obligations of Purchaser, enforceable against Purchaser, in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity and applicable Laws governing specific performance, injunctive relief and other equitable remedies.

Section 4.3    No Conflict; Required Consents and Approvals.

(a)    The execution, delivery and performance by Purchaser of this Agreement and each of the Transaction Documents to which it is or will be a party, and the consummation of the Transactions, do not and will not: (i) conflict with or violate the Organizational Documents of Purchaser; (ii) materially conflict with or materially violate any applicable Law; or (iii) result in any material breach of, constitute a material default (or an event that, with notice or lapse of time or both, would become a material breach or material default) under or require any consent of any Person pursuant to, or give to others any right of termination, amendment, acceleration or cancellation of, any Contract or permit of Purchaser.

(b)    The execution, delivery and performance by the Purchaser of this Agreement and any Transaction Documents to which it is or will be a party and the consummation by Purchaser of the Transactions require no action by or in respect of, or filing with, any Governmental Entity, other than: (i) obtaining Antitrust Approvals and (ii) compliance with any applicable securities Laws, whether federal, state or foreign.

Section 4.4    Acquisition Financing.

(a)    Prior to the execution hereof, Purchaser has delivered to Seller complete and correct copies of duly executed and delivered debt commitment letters (the “Acquisition Financing Commitment Letters”) with respect to the financing to be obtained in connection with the Acquisition Financing and which are attached hereto as Exhibit E. The commitments made thereto as set forth in the Acquisition Financing Commitment Letters are in an amount (the “Acquisition Financing Amount”) that, together with Purchaser’s cash on hand as of the Closing Date, is sufficient to fund the Purchase Price and all other payments required to be made hereunder by Purchaser under this Agreement.

(b)    As of the date of this Agreement, the Acquisition Financing Commitment Letters are in full force and effect and are legal, valid, binding and enforceable obligations of each of Purchaser and the other parties thereto, enforceable in accordance with their terms.

(c)    The Acquisition Financing Commitment Letters have not been amended or modified and the commitments contained in such Acquisition Financing Commitment Letters have not been terminated, reduced, withdrawn or rescinded in any respect and, to the knowledge of Purchaser, no such termination, reduction, withdrawal or rescission is contemplated.

(d)    As of the date hereof, there are no side letters or other agreements, contracts or arrangements related to the funding or investing, as applicable, of the full amount evidenced by the Acquisition Financing Commitment Letters other than as expressly set forth in or contemplated by the Acquisition Financing Commitment Letters and any financing commitment fees or expenses payable by Purchaser to the other parties thereto.

(e)    The obligations to fund the Acquisition Financing under the Acquisition Financing Commitment Letters are not subject to any condition other than as expressly set forth in the Acquisition Financing Commitment Letters.

(f)    As of the date of this Agreement, Purchaser has no basis to believe that (i) any condition to the Acquisition Financing will not be satisfied on a timely basis on or prior to the Closing or (ii) the Acquisition Financing will not be made available to Purchaser at the Closing. As of the date of this Agreement, neither Purchaser nor any Affiliate of Purchaser is in default or breach under the terms and conditions of the Acquisition Financing Commitment Letters and no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach or a failure to satisfy a condition by Purchaser or any other party thereto, under the terms and conditions of the Acquisition Financing Commitment Letters.

(g)    Purchaser will have as of immediately prior to the Closing, the Acquisition Financing Amount that, together with Purchaser’s cash on hand as of the Closing Date, is sufficient to fund the Purchase Price and all other payments required to be made hereunder by Purchaser under this Agreement.

Section 4.5    Litigation. There is no Action (including governmental and administrative Actions) against Purchaser or any of its Subsidiaries or Affiliates pending or, to the Knowledge of Seller, threatened, or any outstanding Order, in each case, that if determined adversely to Purchaser, would reasonably be expected to result in a material adverse effect on Purchaser, or prevent or materially delay the Purchaser’s ability to perform its obligations under this Agreement or any of the other Transaction Documents.

Section 4.6    Investment Intent; Compliance with Laws. Purchaser is acquiring the Acquired Shares for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of applicable securities Laws, whether federal, state or foreign. Purchaser is an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the Securities Act. Purchaser understands that the Acquired Shares have not been registered under the Securities Act or any applicable securities Laws, whether federal, state or foreign and are being transferred to Purchaser, in part, in reliance on the foregoing representations and warranties.

Section 4.7    Independent Investigation. Purchaser acknowledges that it is sophisticated and has such knowledge and experience in financial and business matters that Purchaser is capable of evaluating the merits and risks of the Transaction. Purchaser acknowledges that it has had adequate time and opportunity to review this Agreement and any other Transaction Documents to which Purchaser is a party and all other documents requested by Purchaser with Purchaser’s own legal counsel, tax and financial advisor. Purchaser is relying solely on such counsel and advisors for legal, tax and investment advice with respect to the Transaction. Except as expressly set forth in Article III of this Agreement (including as modified by the Seller Disclosure Schedule and Updated Seller Disclosure Schedule, if applicable, thereto), Purchaser acknowledges that Seller makes no representation or warranty with respect to any projections, estimates or budgets delivered to or made available to Purchaser or its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Acquired Business or the future business and operations of the Acquired Business.

Section 4.8    Solvency. Immediately after giving effect to the consummation of the Transactions contemplated by this Agreement and for a period of not less than ninety (90) days thereafter: (a) the fair saleable value (determined on a going concern basis) of the assets of Purchaser and its Subsidiaries will be greater than the total amount of its Liabilities (whether or not reflected in a balance sheet prepared in accordance with generally accepted accounting principles in Japan, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed); (b) Purchaser will be able to pay its debts and obligations in the ordinary course of business as they become due and mature; and (c) Purchaser and its Subsidiaries, taken as a whole, will not have unreasonably small capital to carry on its businesses.

Section 4.9    Brokers. Except for Bank of America Merrill Lynch, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Purchaser.

Section 4.10    Exclusivity of Representations. The representations and warranties made by Purchaser in this Article IV are the exclusive representations and warranties made by Purchaser. Purchaser hereby disclaims any other express or implied representations or warranties.

ARTICLE V

COVENANTS PENDING CLOSING

Section 5.1    Reorganization. Prior to the Closing, Seller will form US NewCo no later than ten (10) Business Days prior to the Closing, and will cause US NewCo, the Acquired Companies and any of its other Subsidiaries to, consummate the Reorganization pursuant to the Reorganization Agreement no later than one (1) Business Day prior to the Closing.

Section 5.2    Conduct of Business. Except (a) as consented to in writing by Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, (b) as otherwise explicitly contemplated by the Transaction Documents, (c) as required by applicable Laws, or (d) as set forth in Schedule 5.2, during the period from the date hereof and continuing until the earlier of the termination of this Agreement in accordance with the terms hereof and the Closing, Seller shall, and shall cause each of the Acquired Companies, to operate the Acquired Business in the ordinary course, and to preserve intact the Acquired Business and its relationships with its customers, suppliers, creditors and employees in all material respects. Notwithstanding the generality of the foregoing, Seller shall, or shall cause each of the Acquired Companies to repair, refurbish and otherwise maintain their respective capital assets in accordance with the CAPEX Plan.

Section 5.3    Restrictions on Conduct of Business. Without limiting the generality or effect of the provisions of Section 5.2 and subject to the exceptions set forth therein, during the period from the date hereof and continuing until the earlier of the termination of this Agreement in accordance with the terms hereof and the Closing, except as set forth on Schedule 5.3, Seller shall not, and shall cause the Acquired Companies not to, directly or indirectly, do, propose to any third party to do (other than proposals to Purchaser for the purpose of seeking consent), cause or permit any of the following:

(a)    make any capital expenditure (other than capital expenditures pursuant to the CAPEX Plan or reflected in the Interim Financial Statements) or incur any Indebtedness, in excess of an aggregate of $500,000 (Five Hundred Thousand Dollars);

(b)    assign, transfer, lease, sell, pledge, license, dispose of or subject to any Encumbrance, other than any Permitted Encumbrance (except for the Closing Acquired Interests, which shall be free and clear or all Encumbrances, other than any Encumbrance that arises under any applicable securities Law) any of the Purchased Assets, including Real Property, that are material, either individually or in the aggregate, to the Acquired Business, other than the sale of inventory in the ordinary course of business consistent with past practice;

(c)    except as required by Law, materially amend or terminate any Material Contract, other than in the ordinary course of business consistent with past practices, and excluding for the avoidance of doubt any Material Contracts renewed or extended automatically pursuant to the terms of such Material Contracts;

(d)    enter into any Contract that would be required to be disclosed on Schedule 3.11 of the Seller Disclosure Schedule if such Contract were in place as of the date of this Agreement, in each case other than any such Contract entered into in the ordinary course of business consistent with past practices;

(e)    issue, sell, pledge, transfer, dispose of or subject to any Encumbrance any of the Acquired Shares;

(f)    amend or otherwise change the Organizational Documents of the Acquired Companies;

(g)    solely with respect to any Acquired Company Employee, other than in the ordinary course of business, (i) announce, implement or effect any reduction in labor force, lay-off, redundancy, or early retirement program or (ii) take any other action that would reasonably be expected to constitute a plant closing or mass layoff within the meaning of, or otherwise trigger an obligation to provide any notice to any Acquired Company Employee or compensation to any Acquired Company Employee or notice to any Governmental Entity under the WARN Act;

(h)    settle or compromise any Actions other than settlements or compromises for Actions that do not, and would not reasonably be expected to, result in (i) any monetary liability in excess of (x) the amount of any reserves reflected in the Financial Statements or (y) $3,750,000 (Three Million Seven Hundred Fifty Thousand Dollars) or (ii) injunctive or other non-monetary relief which would have a material impact on the Purchased Assets or the Acquired Companies;

(i)    surrender, terminate, withdraw, cancel, transfer or modify any Permit held by an Acquired Company, the loss of which would reasonably be expected to be material and adverse to the Acquired Business;

(j)    make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, enter into any closing agreement, settle any Tax claim, audit or assessment or take any affirmative action to surrender any right to claim a Tax refund, in each case except (i) in the ordinary course of business consistent with past practice or (ii) where such action applies generally to Seller and its Affiliates and would not reasonably be expected to have a materially adverse Tax consequence to any Acquired Company, or Purchaser after the Closing;

(k)    make any election or take any other action that would have the effect of changing the U.S. federal income Tax status of US NewCo;

(l)    (i) increase the compensation or fringe benefits or provided to any Acquired Company Employee or director, officer or consultant who will transfer to an Acquired Company as part of the Reorganization (except for non-material increases to employees in salary or wages in the ordinary course of business, consistent with past practice); (ii) establish, adopt, enter into or amend or terminate any Acquired Company Employee Plan other than as required by applicable Law or the terms of such Acquired Company Employee Plan; or (iii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any Key Employee; or

(m)    announce an intention, enter into any formal or informal Contract or otherwise make a commitment, to take any of the actions described in clauses (a) through (l) in this Section 5.3.

Notwithstanding the foregoing, nothing in this Section 5.3 shall prevent, impede, or restrict the ability of Seller to consummate the Reorganization, in accordance with Section 5.1. Without limiting this Section 5.3, nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of the Acquired Companies prior to the Closing. Prior to the Closing, Seller and the Acquired Companies shall exercise, consistent with and subject to the terms and conditions of this Agreement, including this Section 5.3, control and supervision over such matters.

Section 5.4    Commercially Reasonable Efforts.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other party or its counsel in doing, all things necessary to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, as promptly as reasonably possible, the Transactions, including: (i) obtaining all necessary actions or non-actions, waivers, Consents, qualifications and approvals from Governmental Entities and making all necessary registrations, filings and notifications and taking all reasonable steps as may be necessary to obtain an approval, clearance, non-action letter, waiver or exemption from any Governmental Entity (including, if applicable, under applicable Antitrust Law); (ii) obtaining all necessary consents, qualifications, approvals, waivers or exemptions from non-governmental third parties; and (iii) communicating regarding the Transactions with customers.

(b)    Without limiting the foregoing, each of the parties hereto will use its commercially reasonable efforts to make an appropriate filing and any other required submissions under any Antitrust Law, in each case with respect to the Transactions, as soon as practicable after the date of this Agreement, but in no event later than ten (10) Business Days thereafter (or such later date as mutually agreed by each of the parties hereto), and to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to any applicable Antitrust Law or otherwise in connection with obtaining any Antitrust Approvals, and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under any Antitrust Laws. Any applicable filing fee in connection with any Antitrust Approvals will be paid by Purchaser.

(c)    Notwithstanding anything in this Agreement to the contrary (including the provisions of this Section 5.4), if any administrative or judicial action or proceeding is instituted or threatened to be instituted challenging any Transaction contemplated by this Agreement as violative of any Antitrust Law, it is expressly understood and agreed that: (i) Purchaser shall not have any obligation to litigate or contest any administrative or judicial action or any Order, whether temporary, preliminary or permanent brought by or before any Governmental Entity; (ii) Purchaser shall be under no obligation to make proposals, execute or carry out agreements or submit to orders providing for a Divestiture; and (iii) Seller may not conduct or agree to conduct a Divestiture without the prior written consent of Purchaser.

(d)    Each of the parties hereto will cooperate with the other party in connection with the making of all filings contemplated by this Section 5.4. In that regard, prior to the Closing, each party shall promptly consult with the other party with respect to and provide any necessary information and assistance as the other party may reasonably request with respect to (and, in the case of correspondence, provide the other parties, or their counsel, copies of) all notices, submissions, or filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement or the Transactions contemplated by this Agreement. Each party to this Agreement shall promptly inform the other party, and if in writing, furnish the other parties with copies of (or, in the case of oral communications, advise the other parties of) any communication from or to any Governmental Entity regarding the Transactions contemplated by this Agreement, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed communication with any such Governmental Entity. No party shall participate in any meeting or teleconference with any Governmental Entity where material issues or any matters relating to timing would likely be discussed in connection with this Agreement or the Transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate in such meeting or teleconference. Without limiting the foregoing obligations, each party shall, on a current basis, furnish the other party with copies of all correspondence, filings and communications between it and any such Governmental Entity with respect to this Agreement or the Transactions contemplated by this Agreement, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity; provided, however, that Purchaser and Seller may, as each deems advisable and necessary, reasonably designate any proprietary or competitively sensitive material provided to the other under this Section 5.4(d) as “Outside Counsel Only Material.” Such materials and the information contained therein shall be given only to the party via outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Seller, as the case may be) or its legal counsel. Notwithstanding anything to the contrary contained in this Section 5.4, materials provided pursuant to this Section 5.4(d) may be redacted (i) to remove references concerning the valuation of Purchased Assets and the Transactions contemplated by this Agreement or other similarly confidential information, (ii) as necessary to comply with contractual arrangements in place prior to the date hereof and (iii) as necessary to address reasonable privilege concerns with respect to information shared solely between the parties.

Section 5.5    Third Party Notices and Consents. Prior to the Closing, Seller will use commercially reasonable efforts to deliver to the applicable third party or obtain prior to the Closing, the notices, Consents, waivers, filings and approvals set forth on Schedule 5.5. Without limiting the obligations of Seller hereunder, (i) Purchaser will reasonably cooperate with Seller in obtaining such third party Consents to the extent such cooperation is reasonably requested by Seller and (ii) Seller will not be under any obligation to compromise any right, asset or benefit or expend any amount or incur any Liability in seeking such Consents, waivers or approvals or making such notices or filings; provided, that upon Purchaser’s request and direction, Seller will use commercially reasonable efforts to, or will use commercially reasonable efforts to cause its applicable Subsidiary to, make such payment or incur such cost or expense; provided, further, that with respect to any such payments, costs or expenses requested to be made, Purchaser irrevocably agrees to reimburse Seller or its Subsidiaries for such amount in full; provided, further, that notwithstanding the foregoing, if such Consent is required solely as a result of the Reorganization, any such payments, costs or expenses requested to be made, shall be at the sole cost of Seller, and the determination as to whether to make such payment shall be in the sole discretion of Seller.

Section 5.6    Merger Code. If and to the extent the provisions of the Social and Economic Council’s Merger Code 2015 (SER Fusiegedragsregels 2015) apply with respect to the Transactions, Seller shall cause the applicable Acquired Companies and any of its other Subsidiaries to comply with the provisions thereof.

Section 5.7    Exclusivity. From and after the date hereof until the earlier of the Closing or termination of this Agreement pursuant to Article VIII, Seller will not, and will cause its Subsidiaries not to, and will instruct, and will cause its Subsidiaries to instruct their respective Representatives not to, (i) knowingly solicit, initiate, or seek any inquiry, expression of interest, proposal or offer concerning the sale or other conveyance of the Purchased Assets (other than in connection with the Reorganization and other actions as permitted in accordance with Section 5.3), whether by way of merger, purchase of capital stock, purchase of substantially all of the assets of the Acquired Companies or otherwise (an “Acquisition Proposal”); (ii) knowingly hold or participate in any negotiations or discussions or enter into any agreements with any Person concerning an Acquisition Proposal; or (iii) knowingly deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes an Acquisition Proposal. Seller will cease, and will cause its Subsidiaries to cease, and will instruct, and will cause its Subsidiaries to instruct their respective Representatives to cease, and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date hereof with respect to any Acquisition Proposal.

Section 5.8    Access to Information.

(a)    Except as prohibited by applicable Law, during the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Closing, following receipt of reasonable prior written notice by Purchaser therefor, Seller will (i) afford Purchaser and its Representatives reasonable access during normal business hours, and only in such a manner as to not interfere with the normal operations of Seller or its Subsidiaries, to (A) any Books and Records, Contracts, documents, premises, and properties of the Acquired Companies, the Erwin Facility and Mountain City Facility, and (B) Acquired Company Employees who have material responsibility for the conduct of the Acquired Business, (ii) furnish as promptly as practicable to Purchaser and its Representatives complete and correct copies of Books and Records, Contracts, financial and operating data and other information that are in the possession of Seller or its Subsidiary relating to, or necessary for the operation of, the Acquired Business, and (iii) instruct the Acquired Company Employees and their respective Representatives to reasonably cooperate with Purchaser and its Representatives and its investigation of the Acquired Business.

(b)    Each of the parties hereto will hold, and will cause its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of another party to this Agreement in connection with the Transactions pursuant to the terms of the NDA and Section 6.1.

Section 5.9    Notification; Updated Seller Disclosure Schedule.

(a)    Except as prohibited by applicable Law, each party will give prompt notice to the other parties of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, after the date hereof, would cause a breach of any representation or warranty of such party contained herein as of the Closing such that the condition set forth in Section 2.1(a) or Section 2.2(a) would not be satisfied and (ii) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such party hereunder such that the condition set forth in Section 2.1(a) or Section 2.2(a) would not be satisfied; provided, that no information provided pursuant to this Section 5.9 shall limit or otherwise affect the remedies available hereunder to the party receiving such notice, or the representations and warranties of, or the conditions to the obligations of, each party.

(b)    No later than three (3) Business Days prior to the Closing (as contemplated to occur in Section 1.3), Seller shall, if applicable, update and supplement in good faith the Seller Disclosure Schedule (the “Updated Seller Disclosure Schedule”), and deliver the Updated Seller Disclosure Schedule to Purchaser, with respect to any matter not existing or, to the extent that a representation or warranty is qualified by a reference to Knowledge of Seller, not Known by Seller as of the date of this Agreement, which, if existing or Known by Seller as of the date of this Agreement, would have been required to be set forth or described in the Seller Disclosure Schedule. The Updated Seller Disclosure Schedule shall be deemed to have amended and supplemented the Seller Disclosure Schedule and to have further qualified the representations and warranties made in this Agreement solely for the purposes of determining whether the conditions set forth in Section 2.1(a)(ii) and Section 2.1(a)(iii) have been satisfied as of the Closing, except where without such additional qualification by the Updated Seller Disclosure Schedule delivered in accordance with this paragraph, (i) with respect Section 2.1(a)(ii), the failure of such representation or warranty to be true and correct, would or would reasonably be likely to, individually or in the aggregate, result in a Material Adverse Effect, or (ii) with respect to Section 2.1(a)(iii), such representation or warranty would not, or would not reasonably likely to, be true and correct in all material respects. For the avoidance of doubt, the Updated Seller Disclosure Schedule shall have no effect on whether any other conditions set forth in Section 2.1 have been satisfied. Notwithstanding anything herein to the contrary, except as expressly set forth in this Section 5.9, the Updated Seller Disclosure Schedule, if any, shall not limit, qualify or serve as an exception to, in any way any of the representations and warranties made by Seller pursuant to Article III for the purpose of limiting Purchaser’s rights to indemnification pursuant to Article VII in respect thereof.

(c)    Seller shall provide written notice to Purchaser, together with reasonable details, promptly after (i) commencing any material Action related to the Acquired Business or (ii) terminating with or without cause any key personnel of the Acquired Business as set forth on the “PBC Group Org Structure” made available to Purchaser.

(d)    Seller shall deliver to Purchaser a CD-ROM or other electronic media containing all materials posted to the virtual data room managed by Seller (which shall continue to be open from the date hereof until the Closing) promptly, and in any event no later than five (5) Business Days, after the Closing Date.

Section 5.10    Financing.

(a)    Purchaser has arranged and obtained fully committed and underwritten financing and shall use commercially reasonable efforts to obtain the proceeds of the Acquisition Financing on the terms and conditions described in the Acquisition Financing Commitment Letters, including to (i) maintain in effect the Acquisition Financing and the Acquisition Financing Commitments Letters, (ii) enter into definitive financing agreements with respect to the Acquisition Financing on the terms and conditions specified in the Acquisition Financing Commitment Letters, so that such agreements are in effect as promptly as practicable but in any event no later than the Closing and (iii) consummate the Acquisition Financing at or prior to the Closing. Without limiting the generality of the foregoing, prior to the Closing, Purchaser shall give Seller prompt notice (A) of any breach or default by any party to any Acquisition Financing Commitment Letters or definitive document related to the Acquisition Financing of which Purchaser becomes aware; (B) of the receipt of any notice or other communication from any financing source with respect to any: (x) breach, default, termination or repudiation by any party to any Acquisition Financing Commitment Letters or any definitive document related to the Acquisition Financing of any provisions of the Acquisition Financing Commitment Letters or any definitive document related to the Acquisition Financing or (y) formal dispute between or among any parties to, or disagreement between or among any parties other than disagreements in connection with ordinary course negotiations regarding the terms and conditions of, any Acquisition

Financing Commitment Letters or any definitive documents related to the Acquisition Financing; and (C) if for any reason Purchaser believes in good faith that it will not be able to obtain all or any portion of the Acquisition Financing that Purchaser requests on the terms, in the manner or from the sources contemplated by the Acquisition Financing Commitment Letters or the definitive documents relating to the Acquisition Financing. As soon as reasonably practicable following Seller’s written request, Purchaser shall provide any information reasonably requested by Seller relating to any circumstances referred to in clause (A), (B) or (C) of the immediately preceding sentence. For the avoidance of doubt, the Closing is not conditioned upon Purchaser’s ability to obtain financing.

(b)    From the date hereof until the Closing, Seller shall provide to Purchaser, and shall cause the Acquired Companies and its and their respective officers, employees and other Representatives to provide to Purchaser, at Purchaser’s cost and expense for all out-of-pocket reasonable costs and expenses incurred, all commercially reasonable cooperation requested by Purchaser in connection with the Acquisition Financing, including: (i) assisting with the preparation of any pledge and security documents, guarantee and other definitive financing documents and the delivery of other certificates, legal opinions and similar documents as may be commercially reasonably requested by Purchaser; (ii) facilitating the pledging of collateral; and (iii) taking all corporate or entity actions reasonably requested by Purchaser to permit the consummation of the Acquisition Financing and to permit the proceeds thereof to be made available to Purchaser at the Closing. Purchaser shall indemnify and hold harmless Seller and its Affiliates, and each of their respective directors, officers, employees, agents and other Representatives from and against any and all Liabilities suffered or incurred in connection with providing any commercially reasonable cooperation requested by Purchaser pursuant to the foregoing sentence; provided, however, that the foregoing shall not apply in the event of Seller’s or its Affiliates’ or other Representative’s willful misconduct or gross negligence. For purposes of further clarity, regarding the immediately preceding sentence, in the event of Seller’s willful misconduct or gross negligence, Purchaser shall be entitled to all available rights and remedies under this Agreement or at law or in equity.

Section 5.11    Resignations. Provided the resignation requests from Purchaser do not require Seller to breach any contract or violate Law, Seller shall have delivered to Purchaser resignations effective as of the Closing of each manager, director and officer of each Acquired Company to the extent such resignations are requested by Purchaser five (5) Business Days prior to the Closing, and if any such resignation cannot be obtained by Seller, Seller shall make commercially reasonable efforts to terminate or otherwise dismiss such manager, director and officer of such Acquired Company, including the adoption of shareholder resolutions for NN International granting one or more directors full and final discharge and appoint one (1) or more new directors, in each case effective as of the Closing.

Section 5.12    Intercompany Arrangements. Prior to the Closing, at Seller’s sole cost and expense, Seller shall, and shall cause its Subsidiaries (including the Acquired Companies) to, repay in cash and otherwise discharge in full: (a) any and all Indebtedness by and between Seller and its Subsidiaries (other than the Acquired Companies) and the Acquired Companies and (b) any and all Accounts Receivable and Accounts Payable by and between Seller and its Subsidiaries (other than the Acquired Companies) and the Acquired Companies. For the avoidance of doubt, any of the following shall remain in place on terms and conditions consistent with historical practice: (x) any and all Indebtedness by and between any of the Foreign Acquired Companies and (y) any and all Accounts Receivable and Accounts Payable by and between the Acquired Companies.

Section 5.13    Cash at Acquired Companies at Closing. Seller shall cause that as of the Closing the Acquired Companies will hold, in the aggregate, an amount of Cash (excluding any restricted Cash) that is sufficient to operate the Acquired Business, as determined in Seller’s reasonable discretion.

Section 5.14    Employee Benefits. During the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Closing, Seller may (i) accelerate the vesting of any benefits (including equity awards) provided to any Acquired Company Employee or director, officer or consultant who will transfer to an Acquired Company as part of the Reorganization, or (ii) grant any retention, severance or termination pay to any Acquired Company Employee who will transfer to an Acquired Company as part of the Reorganization, in each case at Seller’s sole cost and expense (and not for the account of the Acquired Business); provided, that Seller provides Purchaser notice within five (5) Business Days’ after such acceleration or grant.

ARTICLE VI

ADDITIONAL COVENANTS

Section 6.1    Confidentiality.

(a)    After the Closing, Seller shall not, and shall cause its Representatives and its Subsidiaries (other than the Acquired Companies) not to, directly or indirectly, for a period of the longer of (i) four (4) years after the Closing and (ii) until such information no longer constitutes a trade secret under applicable Law, without the prior written consent of Purchaser, disclose to any third party (other than each other and their respective Representatives) any confidential information included in the Purchased Assets; provided, that the foregoing restriction shall not (A) apply to any information that (1) is or becomes generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 6.1(a)), (2) is or becomes generally available to Seller from a source other than Purchaser or its Affiliates or Representatives, provided, that such source is not known by Seller to be bound by a duty of confidentiality with Purchaser or its Affiliates, or (3) Seller can establish was independently developed by Seller or any of its Affiliates (other than by the Acquired Business prior to the Closing), without use of any confidential information included in the Purchased Assets, or (B) prohibit any disclosure (1) required by Law or the rules and regulations of any applicable national securities exchange so long as, to the extent legally permissible, Seller provides Purchaser with reasonable prior notice of such disclosure and a reasonable opportunity to contest such disclosure or (2) necessary to be made in connection with the enforcement of any right or remedy relating to any of the Transaction Documents or the transactions contemplated thereby.

(b)    After the Closing, Purchaser shall not, and shall cause its Representatives and Affiliates not to, directly or indirectly, for a period of the longer of (i) four (4) years after the Closing and (ii) until such information no longer constitutes a trade secret under applicable Law, without the prior written consent of Seller, disclose to any third party (other than each other and their respective Representatives) any confidential information with respect to the Seller-Retained Business or included in the Excluded Assets; provided, that the foregoing restriction shall not (A) apply to any information that (1) is or becomes generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 6.1(b) or any other confidentiality obligations owed to Seller), (2) is or becomes generally available to Purchaser from a source other than Seller or its Affiliates or Representatives, provided, that such source is not known by Purchaser to be bound by a duty of confidentiality with Seller or its Affiliates, or (3) Purchaser can establish was independently developed by Purchaser or any of its Affiliates (other than by the Acquired Business prior to the Closing), without use of any confidential information with respect to the Seller-Retained Business or included in the Excluded Assets, or (B) prohibit any disclosure (1) required by Law or the rules and regulations of any applicable national securities exchange so long as, to the extent legally permissible, Purchaser provides Seller with reasonable prior notice of such disclosure and a reasonable opportunity to contest such disclosure or (2) necessary to be made in connection with the enforcement of any right or remedy relating to any of the Transaction Documents or the transactions contemplated thereby. That certain confidentiality agreement entered into between Purchaser and Seller, dated January 3, 2017 (the “NDA”) shall remain in full force and effect and shall not be affected by the execution of this Agreement. Effective upon, and only upon, the Closing, the NDA shall terminate.

Section 6.2    Public Announcements. Neither Seller nor Purchaser will issue any press release or otherwise make any public statements with respect to the Transactions or the Reorganization without the prior written consent of the other party, except as such release or statement may be required by applicable Law, including the rules or regulations of any U.S. or non-U.S. securities exchange, in which case Seller and Purchaser will use its commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance and will consider in good faith the advice of such other party with respect thereto.

Section 6.3    Tax Matters.

(a)    Straddle Period. In the case of any Straddle Period, (i) real, personal and intangible property Taxes and any other similar Taxes levied on a per diem basis shall be allocated between the Pre-Closing Tax Period and the taxable period (or portion thereof) beginning after the Closing Date on a daily pro-rata basis and (ii) any other Taxes of any Person for any Pre-Closing Tax Period shall be computed as if the applicable taxable period ended as of the Closing.

(b)    Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, all Transfer Taxes arising from or attributable solely to the Reorganization shall be borne by Seller, and all other Transfer Taxes arising from the transactions contemplated by this Agreement shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller. The party required by applicable Law to file a Tax Return with respect to such Transfer Taxes shall do so within the time period prescribed by applicable Law, and the parties shall reasonably cooperate with respect to such preparation and filing.

(c)    Preparation of Tax Returns. Seller shall prepare all Tax Returns of the Acquired Companies with respect to all Pre-Closing Tax Periods and Straddle Periods. Seller shall prepare all such Tax Returns in a manner consistent with past practice and shall not take any position, make any election or adopt any method that is inconsistent with positions taken, elections made or methods used in prior taxable periods if such position, election or adoption could reasonably be expected to increase the Tax liability or otherwise adversely affect the Tax affairs of any of the Acquired Companies or the Purchaser for any Tax period ending after the Closing Date. Seller shall deliver to Purchaser drafts of such Tax Returns (together with schedules, statements and, to the extent reasonably requested by Purchaser, supporting documentation) at least thirty (30) days before such Tax Returns are due (taking into account applicable extensions) for Purchaser’s review and comment. Seller and Purchaser shall use commercially reasonable efforts to reach an agreement with respect to positions taken on all such Tax Returns and, to the extent agreement cannot be reached, the matter in dispute shall be submitted to the Independent Accountant for resolution. Seller shall timely file (or cause to be timely filed) all such Tax Returns required to be filed on or before the Closing Date, and Purchaser shall timely file (or cause to be timely filed) all such Tax Returns required to be filed after the Closing Date. Seller shall pay, or cause to be paid, any amounts due with respect to such Tax Returns (taking into account its indemnification obligation under this Agreement).

(d)    Tax Sharing Agreements. All Tax sharing agreements and arrangements between Seller or any of its Affiliates, on the one hand, and any Acquired Company, on the other hand, shall be terminated as of the close of business on the day before the Closing Date.

(e)    Cooperation in Tax Matters. The parties hereto agree to furnish or cause to be furnished to one another, upon reasonable request, such documentation, information and cooperation relating to the Acquired Companies as is reasonably necessary for the filing of all Tax Returns, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim or proceeding relating to any Tax Return or Taxes. Such cooperation shall include access to records and information which are reasonably relevant to any Tax Return or Tax claim, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and executing powers of attorney.

(f)    Purchaser Tax Covenants; Refunds.

(i)    Without the prior written consent of Seller (which shall not be unreasonably withheld, conditioned or delayed), Purchaser shall not, and shall not cause or permit its Affiliates (including, following Closing, the Acquired Companies) to, take any action on the Closing Date and after the Closing that is outside the ordinary course of business unless otherwise specified by the Transaction Documents, if such action could have the effect of (A) increasing the Tax liability of Seller or any Acquired Company in respect of any Pre-Closing Tax Period or (B) increasing the liability of Seller under this Agreement.

(ii)    Without the prior written consent of Seller (which shall not be unreasonably withheld, conditioned or delayed), Purchaser shall not, and shall not cause or permit its Affiliates (including, following Closing, the Acquired Companies) to, make or change any Tax election, amend any Tax Return, or compromise or settle any Tax liability with respect to any Pre-Closing Tax Period, in each case if such action could have the effect of (A) increasing the Tax liability of Seller or any Acquired Company in respect of any Pre-Closing Tax Period or (B) increasing the liability of Seller under this Agreement.

(iii)    Without the prior written consent of Seller (which shall not be unreasonably withheld, conditioned or delayed), Purchaser shall not, and shall not cause or permit its Affiliates (including, following Closing, the Acquired Companies) to, agree to the waiver or any extension of the statute of limitations relating to any Taxes of any Acquired Company for any Pre-Closing Tax Period, except to the extent required by applicable Law.

(g)    Any refund of Taxes actually received (including by use as a credit against Taxes incurred by Purchaser or an Acquired Company with respect to a Tax period other than a Pre-Closing Tax Period) by Purchaser or any Acquired Company shall be for the account of Seller to the extent such refund (i) is for Taxes of a Pre-Closing Tax Period paid by Seller or the applicable Acquired Company before the Closing or previously indemnified by Seller under this Agreement and (ii) has not been taken into account in the determination of Net Working Capital. Any such Tax refund (net of any cost incurred in securing such refund and any Taxes imposed on or attributable to such refund) shall be paid to Seller within fifteen (15) days after receipt thereof.

(h)    PRC Indirect Transfer Tax. Within thirty (30) days following the date hereof, Seller shall submit to the applicable PRC Taxing Authorities all reporting and documentation under Announcement 7 with respect to the transactions contemplated by this Agreement, including information required under Article 9 of Announcement 7 and all other information requested or required by the PRC Taxing Authorities, and shall promptly provide a copy all such submissions to Purchaser.

(i)    Effect on Indemnity Rights of the Parties. Nothing in this Section 6.3 shall be deemed to limit or otherwise affect the rights of the parties hereto under Article VII.

Section 6.4    Further Actions.

(a)    At Closing or from time to time after the Closing, at the other party’s reasonable request, Seller and Purchaser will, and will cause their respective Subsidiaries to execute and deliver to the other party such other instruments of sale, transfer, conveyance, novation, assignment and confirmation, provide such materials and information and take such other actions as the requesting party may reasonably deem necessary in order to effectively transfer, convey and assign to Purchaser (or one or more Purchaser Designees), and to confirm Purchaser’s title to, all of the Purchased Assets, free and clear of all Encumbrances (other than Permitted Encumbrances, except for the Closing Acquired Interests, which shall be free and clear of all Encumbrances (other than any Encumbrance that arises under any applicable securities Laws)), in accordance with the terms of this Agreement, and to cause the parties to fulfill their respective obligations under this Agreement and the Transaction Documents.

(b)    In the event that at any time or from time after the Closing:

(i)    Seller or any of its Subsidiaries receives or otherwise possesses any Purchased Asset or other property or asset (including any of the Closing Acquired Interests, assets of the Acquired Companies or cash and cash equivalents) that should belong to Purchaser pursuant to this Agreement, Seller shall promptly transfer, or cause to be transferred, such asset to Purchaser, for no additional consideration and net of Seller’s out-of-pocket costs to effectuate such transfer, and to the extent such asset is cash and cash equivalents, Seller shall provide a general explanation or description of such transfer. Prior to any such transfer, Seller shall hold such asset in trust for the benefit of Purchaser.

(ii)    Purchaser or any of its Subsidiaries receives or otherwise possesses any Excluded Asset or other property or asset (including cash and cash equivalents) that should belong to Seller or the Seller-Retained Business pursuant to this Agreement, Purchaser shall promptly transfer, or cause to be transferred, such asset to Seller or its appropriate Subsidiary, for no consideration and net of Purchaser’s out-of-pocket costs to effectuate such transfer, and to the extent such asset is cash and cash equivalents, Purchaser shall provide a general explanation or description of such transfer. Prior to any such transfer, Purchaser shall hold such asset in trust for the benefit of Seller.

Section 6.5    Seller Trademarks; Company Name.

(a)    Purchaser is not obtaining pursuant to this Agreement or any Transaction Document any rights with respect to any Seller-Retained Trademarks, except for the limited license during the Phase-Out Period as expressly set forth in this Section 6.5. After the Closing, Purchaser will cause each Acquired Company’s Organizational Documents to be amended to change such Acquired Company’s name such that it does not contain any Seller-Retained Trademark, and Purchaser will, or will cause the Acquired Companies to, execute and deliver to the applicable Governmental Entity all necessary documentation and materials to effectuate such name change. Purchaser will, during the twelve (12) months following the Closing (such period, the “Phase-Out Period”), (i) cease to apply or use the Seller-Retained Trademarks for or on any Company Offerings and associated signage, websites, advertisements, marketing brochures, purchase orders, invoices, sales orders, labels, letterhead, business cards, employee and customer communications, packaging, shipping documents and other materials; and (ii) cease to use, manufacture, market, sell, license, distribute, or otherwise provide or make available any of the foregoing items bearing any Seller-Retained Trademark; except, in each case, as expressly permitted under this Section 6.5.

(b)    During the Phase-Out Period, Purchaser and each Acquired Company will have (and, effective as of the Closing, Seller hereby grants to Purchaser and each Acquired Company) a royalty-free, non-sublicensable, non-transferable, and non-exclusive license to use Seller-Retained Trademarks in accordance with Schedule C in the operation of the Acquired Companies during the Phase-Out Period solely to the extent reasonably necessary to sell, market, distribute, service, and/or otherwise dispose of any Company Offerings transferred at Closing that bear a Seller-Retained Trademark, and, in connection therewith, to use existing stocks of packaging, promotional materials, and other documents and materials that bear a Seller-Retained Trademark. Such use must materially comply with Seller’s applicable trademark usage guidelines (a copy of which has been made available to Purchaser). Purchaser will not (and will ensure that its Affiliates, including the Acquired Companies, do not) (w) register or attempt to register any Seller-Retained Trademark; (x) challenge the validity, or Seller’s or its Affiliates’ use, of any Seller-Retained Trademark; (y) modify any Seller-Retained Trademark; or (z) use or display any Seller-Retained Trademark except as expressly permitted under Schedule C and this Section 6.5. All use of the Seller-Retained Trademarks by the Acquired Companies and all associated goodwill will inure to the sole benefit of Seller.

Section 6.6    Records and Documents. Following the Closing until the seven (7) year anniversary of the Closing:

(a)    Seller shall provide to Purchaser and its Representatives, at Purchaser’s reasonable request (subject to applicable Law and any limitations that are reasonably required to preserve any applicable privilege or third party confidentiality obligation, including Section 9.10 hereof), with copies, or if required by applicable Law, originals, of those records and documents in Seller’s possession related to the Acquired Business or any Acquired Company (to the extent not included in the Books and Records of the Acquired Companies or otherwise not transferred to the Acquired Companies) as may be reasonably necessary for (i) Purchaser’s operation of the Acquired Business after the Closing or (ii) litigation, preparation of financial statements, tax returns and audits or other valid business purpose.

(b)    Purchaser shall provide to Seller and its Representatives, at Seller’s reasonable request (subject to applicable Law and any limitations that are reasonably required to preserve any applicable privilege or third party confidentiality obligation), with copies, or, if required by applicable Law, originals, of those records and documents covering any period prior to the Closing related to the Acquired Business or the Acquired Companies as may be reasonably necessary for litigation, preparation of financial statements, tax returns and audits or other valid business purpose.

If so requested by either Seller or Purchaser, the other party shall enter into a customary joint defense agreement with Seller or Purchaser with respect to any information to be provided to such party pursuant to this Section  6.6.

Section 6.7    Non-Solicit; Non-Competition.

(a)    Without obtaining Purchaser’s prior written consent, for a period of three (3) years after the Closing, Seller will not directly or indirectly solicit for employment or hire any employee of the Acquired Business. Notwithstanding the foregoing, nothing herein shall preclude Seller from (i) engaging in general solicitations of employment by means of general advertisements or through a professional recruiter who was not instructed to target any employee of the Acquired Business, or (ii) hiring any former employee of the Acquired Business that has been (x) terminated by Purchaser or its Affiliate following the Closing, or (y) that has not been an employee of the Acquired Business for a period of nine (9) months. Without obtaining Seller’s prior written consent, for a period of three (3) years after the Closing, Purchaser will not directly or indirectly solicit for employment or hire any employee of Seller or its Subsidiaries (other than an Acquired Company) who Purchaser directly or indirectly came into contact with or is otherwise aware of, in each case by virtue of this Transaction. Notwithstanding the foregoing, nothing herein shall preclude Purchaser from (A) engaging in general solicitations of employment by means of general advertisements or through a professional recruiter who was not instructed to target any employee of Seller or its Subsidiaries, or (B) hiring any former employee of Seller or its Subsidiaries that has been (x) terminated by Seller or its Subsidiaries following the Closing, or (y) that has not been an employee of Seller or its Subsidiaries for a period of nine (9) months.

(b)    During the three (3) year period following the Closing, Seller shall not and shall cause its Subsidiaries to not, as an agent, consultant, principal, Representative, equity holder, manager, member, advisor, independent contractor, general partner, officer, director, stockholder, investor, lender or guarantor of any corporation, partnership or other entity, or in any other capacity, directly or indirectly, individually or otherwise: (i) provide services or sell products that directly compete with any Company Offering used in the same operational application, which is radial ball bearings, cv joints, radial cylindrical bearings and tapered roller bearings (a “Competitive Product”); (ii) own any equity interest in, manage or operate any Person that manufactures or sells any Competitive Product, or that has been formed for the purpose of pursuing a business that manufactures or sells any Competitive Product; or (iii) promote or assist, as a lender, guarantor or any similar capacity, any Person that manufactures or sells any Competitive Product. Notwithstanding the foregoing, nothing herein shall restrict Seller (A) from operating the Plastic Cages Business, (B) from engaging in any business other than the Acquired Business that Seller or any of its Subsidiaries engages in as of the date of this Agreement; or (C) holding not more than five percent (5%) of the outstanding voting securities of any publicly listed company that is primarily engaged in the manufacturing and sale of a Competitive Product, provided Seller or such Affiliate does not control, directly or indirectly, or otherwise have the right to designate any person to the board of directors (or other equivalent body) of such company.

(c)    Seller acknowledges that the knowledge and goodwill associated with the acquisition of the Purchased Assets and the Acquired Business is an integral component of the value that is being acquired by Purchaser and is reflected in the consideration payable to Seller in connection with the Transactions. Seller acknowledges that the promises and the restrictions that Seller is providing in this Section 6.7 are reasonable and necessary to protect Purchaser’s legitimate interest in its acquisition of the Purchased Assets and the Acquired Business pursuant to this Agreement. Seller also acknowledges that the limitations of time, geography and scope of activity agreed to in this Section 6.7 are reasonable because, among other things: (i) Purchaser and Seller are engaged in a highly competitive industry; (ii) Seller and each of its Subsidiaries has had unique access to the Trade Secrets, confidential information and know-how of the Acquired Business; and (iii) this Section 6.7 provides no more protection than is necessary to protect Purchaser’s interests in its acquisition of the Purchased Assets and the Acquired Business, including the goodwill, and Trade Secrets associated therewith.

(d)    Purchaser and Seller acknowledge that any violation of this Section 6.7 may result in an irreparable injury to the Purchaser or Seller, respectively, and that damages at law may not be reasonable or adequate compensation to the Purchaser or Seller, as applicable, for violation of this Section 6.7 and that, in addition to any other available remedies, Purchaser and Seller shall be entitled to have the provisions of this Section 6.7 specifically enforced by preliminary and permanent injunctive relief without the necessity of proving actual damages or posting a bond or other security to an equitable accounting of all earnings, profits and other benefits arising out of any violation of this Section 6.7.

Section 6.8    Employees. Purchaser will review and evaluate each Acquired Company Employee for continued employment opportunities with the Acquired Companies and/or Purchaser following the Closing whether in connection with the Acquired Business or otherwise. Purchaser agrees that for a period of twelve (12) months following the Closing, it shall provide, or shall cause its Affiliates to provide, each Acquired Company Employee who continues to be employed by Purchaser, its Affiliates or the Acquired Companies with (i) an annual base salary or wage rate that is the same as or greater than his or her annual base salary or wage rate in effect immediately prior to the Closing, (ii) annual cash incentive compensation opportunities that are substantially similar in the aggregate as compared to his or her ordinary course target annual cash incentive compensation opportunities in effect immediately prior to the Closing, it being understood that such annual incentive compensation need not be provided by Purchaser to such employees in the form of equity or equity-based awards and that Purchaser will have discretion to determine the relevant performance goals, and (iii) health and medical benefits that are no less favorable in the aggregate than those provided by Seller to such employee immediately prior to the Closing, and such other employee benefits that are substantially similar in the aggregate to those provided by Seller to such employee, immediately prior to the Closing, including, with respect to any continuing Acquired Company Employee that is a party to a severance agreement, health and medical benefits that are no less favorable in the aggregate than, and such other severance benefits that are substantially similar in the aggregate to, the health and medical and/or other severance benefits, as applicable, provided in such severance agreement. Purchaser, in its sole discretion, may elect to provide that any continuing employment relationships shall remain or become terminable by Purchaser or the applicable Acquired Company Employee. Purchaser will be solely responsible for all termination and severance benefits, costs, charges and liabilities of any nature incurred with respect to the termination or the modification of any employment arrangement of an Acquired Company Employee on or after the Closing, including any claims arising out of or relating to any plant closing, mass layoff, or similar event under Law occurring on or after the Closing.

Section 6.9    Insurance. Where any occurrence-based insurance policy of Seller or its Subsidiaries (other than the Acquired Companies) in effect prior to the Closing (each, a “Designated Insurance Policy”) provides coverage for any Liabilities of the Acquired Business arising out of claims made after the Closing with respect to an occurrence prior to the Closing (collectively, “Covered Claims”), to the extent permitted under such Designated Insurance Policy, Purchaser and its Subsidiaries may submit a Covered Claim under such Designated Insurance Policy, control the prosecution and defense of such Covered Claim, and receive any insurance proceeds with respect thereto, subject to the other provisions of this Section 6.9. After the Closing, Seller and its Subsidiaries shall administer the Designated Insurance Policies in their sole discretion; provided, that Seller shall not and shall cause its Subsidiaries not to, in connection with such administration, knowingly limit, inhibit or preclude the right of Purchaser and its Subsidiaries to insurance coverage thereunder in accordance with this Section 6.9, in each case, with respect to Covered Claims, in a manner disproportionately adverse to Purchaser and its Subsidiaries relative to Seller and its Subsidiaries. Purchaser shall promptly notify Seller of any Covered Claims, and Seller agrees to reasonably cooperate with Purchaser and its Subsidiaries concerning the pursuit by Purchaser and its Subsidiaries for coverage of any such Covered Claims under any applicable Designated Insurance Policy, in each case, at the expense of Purchaser (to the extent such expenses are not covered by the applicable Designated Insurance Policies). Purchaser shall be responsible for complying with terms of the applicable Designated Insurance Policies in respect of such Covered Claims, including if the applicable Designated Insurance Policy requires any payments to be made in connection therewith (including satisfying any applicable deductible or self-insured retention under the Designated Insurance Policies in respect of such Covered Claims), and Purchaser shall make or cause to be made any such required payments. Any amounts received by Seller or its Subsidiaries under a Designated Insurance Policy, to the extent that those amounts relate to Covered Claims submitted by Purchaser or its Subsidiaries, shall be paid (net of any costs of recovery incurred by Seller or its Subsidiaries) promptly to Purchaser, subject to the last sentence of this Section 6.9. In the event that Covered Claims submitted by Purchaser or its Subsidiaries relate to the same occurrence for which Seller or its Subsidiaries are seeking coverage under a Designated Insurance Policy, (a) Seller and Purchaser shall bear any expenses in connection therewith in proportion to the amounts of their respective claims (to the extent such expenses are not covered by such Designated Insurance Policy) and (b) in the event that policy limits under such Designated Insurance Policy are exhausted by the payment of any amounts due in respect of such occurrence, such amounts shall be paid to the respective parties proportionately to the amount due to each such party or its Subsidiaries.

Section 6.10    NN d.o.o. Konjic. If at Closing, Seller does not own the Minority Bosnia Interests, Seller shall reimburse Purchaser for up to € 90,000 (Ninety Thousand Euros), in the aggregate, of costs and expenses it or any of its Subsidiaries reasonably incurred to acquire the Minority Bosnia Interests, in one or more transactions, as the case may be, in accordance with applicable Law.

ARTICLE VII

INDEMNIFICATION

Section 7.1    General; Survival. The representations and warranties of Seller contained in this Agreement or in any other Transaction Document, and the indemnity obligations related thereto, shall survive the Closing and remain in full force and effect until the date that is eighteen (18) months from the Closing (the “Expiration Date”), except that:

(a)    the representations and warranties, and the indemnity obligations related thereto, set forth in Section 3.1(a) and Section 3.1(b) (Organization and Qualification; Operation of the Acquired Business), Section 3.2 (Acquired Shares; Capitalization), Section 3.3 (Authority), Section 3.10 (Taxes) and Section 3.27 (Brokers) (collectively, the “Fundamental Representations”), will survive the Closing and continue in full force and effect until the expiration of the applicable statute of limitations (the “Fundamental Claims Expiration Date”);

(b)    the representations and warranties, and the indemnity obligations related thereto, set forth in Section 3.19 (Environmental Matters) will survive the Closing and continue in full force and effect until the date that is three (3) years from the Closing;

(c)    the representations and warranties, and the indemnity obligations related thereto, set forth in Section 3.23 (Product Liability and Recalls) will survive the Closing and continue in full force and effect until the date that is four (4) years from the Closing;

(d)    any claim of fraud or an intentional misrepresentation based on the express representations and warranties set forth in Article III will survive the Closing and continue in full force and effect indefinitely; and

(e)    if, in accordance with this Article VII, (A) any indemnification claims arising from any breach of any representations and warranties, other than the Fundamental Representations, are asserted prior to the Expiration Date, (B) any indemnification claims arising from any breach of any Fundamental Representations are asserted prior to the Fundamental Claims Expiration Date, (C) any indemnification claims arising from any breach of the representation and warranties set forth in Section 3.19 (Environmental Matters) or Section 3.23 (Product Liability and Recalls), are asserted prior to the expiration of the periods set forth in Section 7.1(b) or Section 7.1(c), respectively, or (D) any indemnification claims arising from any breach of any covenant or any claim of fraud or an intentional misrepresentation based on the express representations and warranties set forth in Article III are asserted any time after the Closing, such indemnification claims will continue until the final amount of recoverable Losses (if any) are determined by a final, non-appealable agreement, settlement, judgment or award binding on Seller and Purchaser in accordance with this Article VII.

Section 7.2    Indemnification.

(a)    Indemnification by Seller. Subject to Section 7.1 and the other provisions of this Article VII, from and after the Closing, Seller will indemnify and hold harmless Purchaser, its Affiliates (including the Acquired Companies) and their respective officers, directors, managers, employees, successors, assigns, representatives and/or agents (collectively, the “Purchaser Indemnitees”), from and against and in respect of any and all Losses resulting from, arising out of, relating to, or incurred by any Purchaser Indemnitee by reason of:

(i)    any breach of any representation or warranty of Seller contained in this Agreement or any other Transaction Document;

(ii)    any breach by Seller of any covenant or agreement contained in this Agreement or any other Transaction Document, required by its terms to be performed at or prior to the Closing;

(iii)    (w) all Taxes imposed on or with respect to any Acquired Companies, Purchased Asset or Acquired Business, in each case attributable to the Pre-Closing Tax Period; (x) all Transfer Taxes arising from the transactions contemplated by this Agreement for which Seller has been allocated responsibility pursuant to Section 6.3(b) hereof; and (y) all Taxes to the extent solely attributable to or to the extent arising solely as a result of the Reorganization; and (z) all PRC Indirect Transfer Tax imposed on or with respect to the transactions contemplated by this Agreement;

(iv)    any Excluded Liabilities; and

(v)    any matter described on Schedule 7.2(a)(v).

(b)    Indemnification by Purchaser. Subject to Section 7.1 and the other provisions of this Article VII, from and after the Closing, Purchaser will indemnify and hold harmless Seller and its Affiliates and their respective officers, directors, managers, employees, successors, assigns, representatives and/or agents (collectively, the “Seller Indemnitees”), from and against and in respect of any and all Losses resulting from, arising out of, relating to, or imposed upon or incurred by any Seller Indemnitee by reason of:

(i)    any breach of any representation or warranty of Purchaser contained in Article IV of this Agreement or any other Transaction Document;

(ii)    any breach by Purchaser of any covenant or agreement contained in this Agreement or any other Transaction Document;

(iii)    the operations of an Acquired Company or the ownership or use of the Purchased Assets, in each case, from and after the Closing; and

(iv)    any Assumed Liability.

(c)    Limitations.

(i)    Notwithstanding anything to the contrary in this Agreement (A) there will be no obligation to indemnify under Section 7.2(a)(i) or Section 7.2(a)(v) (excluding item 2 on Schedule 7.2(a)(v)), for any item where the Losses relating thereto are less than $50,000 (Fifty Thousand Dollars) (the “De Minimis Amount”) (provided, that such Losses shall be aggregated for purposes of clauses (A) if they arise out of the same matter, fact, circumstance or event, or a series of substantially related matters, facts, circumstances or events); (B) no Purchaser Indemnitee will be entitled to indemnification for any Losses arising from an individual claim for indemnification pursuant to Section 7.2(a)(i) (other than the Fundamental Representations) or Section 7.2(a)(v), where the Loss arising from such individual claim is equal to or greater than the De Minimis Amount, until the aggregate amount of all such Losses incurred by Purchaser Indemnitees exceeds $3,750,000 (Three Million Seven Hundred Fifty Thousand Dollars) (the “Basket”), at which time all such Losses in excess of the Basket will be subject to indemnification hereunder (subject to Section 7.2(c)(iii)); and (C) Seller’s aggregate Liability for indemnification pursuant to Section 7.2(a)(i) (other than the Fundamental Representations) and Section 7.2(a)(v), will not exceed $24,000,000 (Twenty Four Million Dollars) (the “Cap”); provided, however, that notwithstanding the foregoing, neither the De Minimis Amount, the Basket, nor the Cap shall apply with respect to any claim for indemnification based on (x) fraud or an intentional misrepresentation based on the express representations and warranties set forth in Article III or (y) any breach of a Fundamental Representation (provided, however, Seller’s aggregate Liability under this Agreement and all other Transaction Documents for breaches of the Fundamental Representations will in no event exceed the Final Purchase Price).

(ii)    Seller shall have no obligation to indemnify with respect to any Loss under Section 7.2(a)(v) unless a claim for indemnification with respect to such Loss is asserted by a Purchaser Indemnitee on or prior to the date that is three (3) years from the Closing.

(iii)    Materiality standards or qualifications in any representation, warranty or covenant, including references to the terms “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase, shall not be taken into account in determining whether a breach of or default in connection with such representation, warranty or covenant (or failure of any representation or warranty to be true and correct) exists or has occurred for purposes of indemnification, or in determining the amount of Losses resulting from any breach of any representation, warranty or covenant in each case in accordance with this Article VII; provided, that such materiality standards or qualifications shall continue to apply for purposes of Section 2.1(a), Section 2.1(b), Section 2.2(a) and Section 3.12(a)(i).

(iv)    The representations, warranties, covenants and obligations of Seller (and Purchaser’s right to indemnification for breach thereof) shall not be affected or deemed waived by reason of any investigation, verification or examination by Purchaser or its Representatives or by any such parties’ knowledge of any facts with respect to the accuracy or inaccuracy of any such representations, warranties, covenants and obligations.

(v)    LIMITATION OF LIABILITY. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NO PARTY WILL BE LIABLE TO THE OTHER FOR ANY DAMAGES THAT ARE SPECULATIVE OR NOT OTHERWISE CAPABLE OF BEING REASONABLY ASCERTAINED, OR ANY PUNITIVE OR EXEMPLARY DAMAGES, HOWEVER CAUSED, UNDER ANY THEORY OF LIABILITY, ARISING FROM THE PERFORMANCE OF, OR RELATING TO, THIS AGREEMENT REGARDLESS OF WHETHER SUCH PARTY HAS BEEN NOTIFIED OF THE POSSIBILITY OF, OR THE FORESEEABILITY OF, SUCH DAMAGES EXCEPT TO THE EXTENT AN INDEMNITEE IS LIABLE TO AN UNAFFILIATED THIRD PARTY WITH RESPECT THERETO.

Section 7.3    Notice of Claim; Defense.

(a)    If (i) any third party or Governmental Entity institutes, threatens or asserts any Action that may reasonably give rise to Losses for which a party (an “Indemnifying Party”) may be liable for indemnification under this Article VII (a “Third Party Claim”) or (ii) any Person entitled to indemnification under this Agreement (an “Indemnified Party”) will have a claim to be indemnified by an Indemnifying Party that does not involve a Third Party Claim (a “Direct Claim”), then the Indemnified Party will promptly send to the Indemnifying Party a written notice specifying (to the extent known) the nature of such claim and the amount of all related Losses (to the extent known) (a “Claim Notice”); provided, however, that any failure to give such Claim Notice or to provide any such facts or amounts will not affect the rights of the Indemnified Party except to the extent that such failure actually prejudices the Indemnifying Party. Each Claim Notice shall (i)(A) specify in reasonable detail all relevant facts, conditions and events, and (B) identify the specific provisions of this Agreement which give rise to such indemnification right; and (ii) include a good-faith estimate of the amount of Losses for which the Indemnified Party is seeking indemnification from the Indemnifying Party.

(b)    In the event of a Third Party Claim, the Indemnifying Party may elect to retain counsel of its choice, reasonably acceptable to the relevant Indemnified Parties, to represent such Indemnified Parties in connection with such Action and will pay the fees, charges and disbursements of such counsel. Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnified Parties may participate, at their own expense and through legal counsel of their choice, in any such Action; provided, that (i) subject to the preceding sentence, the Indemnifying Party may elect to control the defense of the Indemnified Parties in connection with such Action, and (ii) the Indemnified Parties and their counsel will cooperate with the Indemnifying Party’s counsel in connection with such Action. The Indemnifying Party will have the right to settle, compromise or discharge a Third Party Claim either (A) subject to the prior written consent of the applicable Indemnified Party, such consent to be given in its sole discretion, not to be unreasonably withheld, conditioned or delayed, or (B) without any Indemnified Party’s consent if such settlement, compromise or discharge provides for no relief other than the payment of monetary damages and such monetary damages are paid in full by the Indemnifying Party and requires no admission of Liability by any Indemnified Party. Notwithstanding the foregoing, the Indemnifying Party shall not assume the control of the defense of any Third Party Claim if (1) such Third Party Claim may reasonably result in injunctions or other equitable remedies in respect of the Indemnified Party or its business, (2) both the Indemnifying Party and any Indemnified Party are parties to or subjects of such Third Party Claim (including any impleaded parties) and conflicts of interests exist between the Indemnifying Party and such Indemnified Party, (3) such Third Party Claim may reasonably result in criminal proceedings in respect of the Indemnified Party or its business, (4) would reasonably be expected to result in a Material Adverse Effect on the business or financial condition of the Indemnified Party after the Closing, (5) upon petition by the Indemnified Party, if an appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such Third Party Claim, in which event the Indemnified Party (at the Indemnifying Party’s cost and expense) shall assume the defense with counsel reasonably acceptable to the Indemnifying Party, or (6) such Third Party Claim is with respect to Taxes related to the Acquired Companies for periods beginning after the Closing Date or (7) if Purchaser is the Indemnified Party, such Third Party Claim may reasonably be expected to result in Losses in excess of two hundred percent (200%) of the amount

Purchaser would be entitled to receive indemnification from Seller pursuant to this Article VII. If the Indemnifying Party (x) elects not to retain counsel reasonably satisfactory to the relevant Indemnified Parties and assume control of such defense within twenty (20) days of receiving a Claim Notice or (y) pursuant to the terms of the foregoing sentence, is otherwise not allowed to control the defense of such Third Party Claim, then the Indemnified Parties will retain counsel reasonably acceptable to the Indemnifying Party in connection with such Third Party Claim and assume control of the defense of the Indemnified Parties in connection with such Third Party Claim, and the fees, charges and disbursements of such counsel selected by the Indemnified Parties will be payable by the Indemnifying Parties. Whether the Indemnifying Party or the Indemnified Party controls the defense of any Third Party Claim, the parties hereto will cooperate in the defense thereof in accordance with Section 7.3(c).

(c)    From and after the delivery of a Claim Notice, at the reasonable request of the Indemnifying Party, each Indemnified Party will, at the Indemnifying Party’s expense, afford the Indemnifying Party and its employees, counsel, experts and representatives reasonable access, during normal business hours, to the books, records, personnel and properties of the Indemnified Party to the extent reasonably necessary to investigate the Claim Notice. Notwithstanding the foregoing, no Indemnified Party will have any obligation to make available to the Indemnifying Party any information if making such information available would (i) jeopardize any attorney-client privilege, or (ii) contravene any applicable Law, fiduciary duty or binding agreement (including any confidentiality agreement to which the Indemnified Party is a party) (it being understood that Indemnified Party will cooperate in any reasonable efforts and requests for waivers or other mechanisms that would enable otherwise required disclosure to the Indemnifying Party to occur without contravening such Law, duty or agreement or jeopardizing any attorney-client privilege).

(d)    In the event of a Direct Claim, within thirty (30) calendar days of delivery of a Claim Notice to the Indemnifying Party, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within such thirty (30) day period, such dispute will be resolved in accordance with to Section 9.4. In the event of a Direct Claim made by a Purchaser Indemnitee against Seller, if the Purchaser Indemnitee and Seller reach an agreement to resolve such dispute, a memorandum setting forth such agreement will be prepared and signed by all applicable parties. In the event a dispute between a Purchaser Indemnitee and Seller results in arbitration pursuant to Section 9.4, the decision of the arbitrators with respect to such dispute will be final, binding and conclusive upon the parties thereto.

Section 7.4    Adjustments to Losses.

(a)    Insurance. The amount of any Losses for which an Indemnified Party claims indemnification under this Agreement shall be reduced by (i) any available insurance proceeds actually recovered with respect to such Losses and (ii) any other amounts recovered from a third party pursuant to indemnification or otherwise in respect of such Losses, in each case, net of out-of-pocket costs and expenses reasonably incurred by such Indemnified Party in pursuit of such recovery.

(b)    Taxes. In calculating the amount of any Loss, there shall be deducted an amount equal to any net Tax benefit actually realized by the Indemnified Party (in the form of a reduction in cash Tax otherwise payable, calculated on a with-and-without basis) in the taxable year in which the applicable Loss arises or in any prior taxable year and arising by reason of such Loss, and there shall be added an amount equal to any Tax imposed on, with respect to or attributable to the receipt of any indemnity payment.

Section 7.5    Exclusive Remedy. Except as expressly provided otherwise, or in the cause of fraud or intentional misrepresentation based on the express representations and warranties set forth in Article III or Article IV, this Article VII will be the sole and exclusive remedy of the Indemnitees from and after the Closing for any claims arising under this Agreement or any other Transaction Document, including claims of breach of any representation or warranty; provided, however, that the foregoing will not be deemed a waiver by any party of any right to seek specific performance or injunctive relief as provided for in this Agreement.

Section 7.6    Mitigation. Each Indemnified Party shall use its commercially reasonable efforts to mitigate any indemnifiable Loss. The amount of any Losses for which indemnification is provided under this Article VII will be reduced by any amounts that are actually recovered by the Indemnified Party or any of its Affiliates from any third party, including any applicable insurance policy (a “Collateral Source”), less, in each case, any out-of-pocket amounts incurred in pursuing such recovery. The Indemnified Party will, and will cause its Affiliates to, use commercially reasonable efforts to pursue all available remedies and causes of action to recover the amount of its claim as may be available from any Collateral Source.

Section 7.7    No Double Recovery. Notwithstanding the fact that any Person may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement related to any fact, event, condition or circumstance, no Person will be entitled to recover the amount of any Losses suffered by such Person more than once under this Agreement and the Transaction Documents in respect of such fact, event, condition or circumstance.

Section 7.8    Tax Treatment of Indemnity Payments. The parties hereto agree to treat any indemnity payment made pursuant to this Article VII as an adjustment to the Final Purchase Price for all applicable Tax purposes, except to the extent required by applicable Law.

ARTICLE VIII

TERMINATION

Section 8.1    Termination. At any time prior to the Closing, this Agreement may be terminated:

(a)    by mutual written consent of Purchaser and Seller;

(b)    by either Purchaser or Seller, if the Closing has not occurred on or before September 8, 2017 (the “Termination Date”); provided, however, the right to terminate this Agreement under this subsection will not be available to any party whose failure to fulfill in any material respect any covenants, obligations or agreements in this Agreement was a principal cause of the failure of the Closing to occur on or before the Termination Date; provided, further, in the event of a Purchaser Financing Event which is continuing as of the Termination Date, Purchaser may terminate this Agreement pursuant to this Section 8.1(b), subject to compliance with Section 8.3(b));

(c)    by either Purchaser or Seller, at any time, if any administrative or judicial action or proceeding has been instituted by any Governmental Entity challenging any Transactions contemplated by this Agreement as violative of any Antitrust Law;

(d)    by either Seller or Purchaser, if any Order by a Governmental Entity of competent jurisdiction shall have been issued permanently restraining, enjoining or otherwise prohibiting the consummation of the Transaction and such order shall have become final and nonappealable;

(e)    by Purchaser, if Seller has breached any representation, warranty or covenant contained herein such that the conditions set forth in Section 2.1(a) would not be satisfied if the date of such termination was the Termination Date, which breach is incapable of being cured by the Termination Date, or, if capable of being cured by the Termination Date, has not been cured prior to the earlier of (x) thirty (30) days after delivery of written notice of such breach and (y) the Termination Date; provided, however, that Purchaser is not then in material breach of any of its covenants, obligations or agreements in this Agreement; or

(f)    by Seller, if Purchaser has breached any representation, warranty or covenant contained herein such that the conditions set forth in Section 2.2(a) would not be satisfied if the date of such termination was the Termination Date, which breach is incapable of being cured by the Termination Date, or, if capable of being cured by the Termination Date, has not been cured prior to the earlier of (x) thirty (30) days after delivery of written notice of such breach and (y) the Termination Date; provided, however, that Seller is not then in material breach of any of its covenants, obligations or agreements in this Agreement.

The party seeking to terminate this Agreement pursuant to this Section 8.1 (other than Section 8.1(a)) shall give written notice of such termination to the other party. This Agreement may be terminated only in accordance with this Section 8.1, subject to the rights of the parties to seek specific performance or injunctive relief as provided for in this Agreement.

Section 8.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force and effect and there shall be no further obligation on the part of Purchaser, Seller or their respective officers, directors, stockholders, Affiliates or Representatives; provided, however, that notwithstanding anything herein to the contrary, (i) Section 4.7 (Independent Investigation), the last sentence of Section 5.4(b) (Antitrust Approval filing fees), Section 6.1 (Confidentiality), Section 6.2 (Public Announcements), the provisions of this Section 8.2 (Effect of Termination), Section 8.3 (Reverse Termination Fees), Article IX (Miscellaneous), and the NDA will remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein will relieve any party hereto from Liability arising out of or resulting from fraud or any deliberate and intentional action or omission by or on behalf of Purchaser or Seller in breach of any provision of this Agreement occurring prior to termination, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 8.3    Reverse Termination Fee.

(a)    In the event this Agreement is terminated (i) by Purchaser pursuant to Section 8.1(b) and the condition set forth in Section 2.1(e) has not been satisfied on or before the Termination Date, (ii) by Seller pursuant to Section 8.1(b) and the condition set forth in Section 2.2(d) has not been satisfied on or before the Termination Date, or (iii) by Purchaser or Seller pursuant to Section 8.1(c) (or Section 8.1(d) where an Order exists that permanently restrains, enjoins, or otherwise prohibits the consummation of the Transaction on the basis of Antitrust Laws), Purchaser shall promptly pay to Seller an amount in cash equal to $15,000,000 (Fifteen Million Dollars) (the “Purchaser Termination Fee”) by wire transfer of immediately available funds to an account designated by Seller in writing; provided, that Purchaser shall not be required to pay Seller the Purchaser Termination Fee pursuant to this Section 8.3(a) unless each other condition to Purchaser’s obligation to consummate the Closing set forth in Section 2.1 (other than Section 2.1(c) where a Law or Order exists that prohibits, enjoins or restrains the consummation of the Closing on the basis of Antitrust Laws) shall have been duly satisfied prior to the Termination Date (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date).

(b)    In the event that this Agreement is terminated by either party pursuant to Section 8.1(b) and there shall have occurred a Purchaser Financing Event which is continuing as of the Termination Date, Purchaser shall promptly pay to Seller an amount in cash equal $18,750,000 (Eighteen Million Seven Hundred Fifty Thousand Dollars) (the “Purchaser Financing Event Termination Fee”), by wire transfer of immediately available funds to an account designated by Seller in writing; provided, that Purchaser shall not be required to pay Seller the Purchaser Financing Event Termination Fee pursuant to this Section 8.3(b) unless each other condition to Purchaser’s obligations to consummate the Closing set forth in Section 2.1 (including, for the avoidance of doubt, Section 2.1(e)) shall have been duly satisfied prior to the Termination Date.

(c)    The parties hereto acknowledge that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the parties hereto would not otherwise enter into this Agreement; accordingly, if Purchaser (or one or more Purchaser Designees) fails to pay either the Purchaser Termination Fee or the Purchaser Financing Event Termination Fee (each, a “Reverse Termination Fee”), as the case may be, required pursuant to this Section 8.3, on or prior to the date such amount is due hereunder, and, in order to obtain such payment, Seller commences an action or proceeding that results in a final, nonappealable judgment for the payment of such Reverse Termination Fee, Purchaser (or one or more Purchaser Designees) shall pay, or cause to be paid, to Seller (i) reimbursement for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related claims, actions or proceedings commenced, and (ii) interest on such amount at an annual rate equal to 8% per annum which shall accrue from such date through the date such payment is actually delivered to Seller.

(d)    In the event that Purchaser (or one or more Purchaser Designees) is required to pay a Reverse Termination Fee pursuant to this Section 8.3, and it pays such Reverse Termination Fee, payment of such fee (together with any amounts paid or payable pursuant to Section 8.3(c)) shall be the sole and exclusive remedy of Seller against Purchaser, except in the case of fraud or any deliberate and intentional action or omission by or on behalf of Purchaser (it being understood that, without limiting the foregoing, in the case of fraud or any deliberate and intentional action or omission by or on behalf of Purchaser in breach of any provision of this Agreement occurring prior to termination, any prior payment of the Termination Fee shall be taken into account when determining any remedies).

(e)    The parties hereto acknowledge and agree that in no event shall Purchaser be required to pay more than one Reverse Termination Fee and any payment of a Reverse Termination Fee described in this Section 8.3 is not a penalty but is liquidated damages in a reasonable amount that will compensate Seller in the circumstances in which such fees are payable, and which do not involve fraud or any deliberate and intentional action or omission in breach of any provision of this Agreement, for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

ARTICLE IX

MISCELLANEOUS

Section 9.1    Entire Agreement; Assignment; Successors. This Agreement, the NDA, and the other Transaction Documents constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof. This Agreement may not be assigned by operation of Law or otherwise; provided, however, that Purchaser may assign any or all of its rights and obligations under this Agreement without the consent of Seller (a) to any direct or indirect wholly-owned Subsidiary of Purchaser (each, a “Purchaser Designee”); provided, further, that any such assignment will not relieve Purchaser of its obligations under this Agreement, or (b) for collateral security purposes. Any purported assignment of this Agreement in contravention of this Section 9.1 will be null and void and of no force or effect. Subject to the preceding sentences of this Section 9.1, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns. In the event of any conflict or inconsistency between the terms of this Agreement and the terms of any other Transaction Document, the terms of this Agreement will govern.

Section 9.2    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect, so long as the economic or legal substance of the Transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible, in a mutually acceptable manner, in order that the Transactions will be consummated as originally contemplated to the fullest extent possible.

Section 9.3    Notices. All notices and other communications hereunder will be in writing and will be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date delivered if sent by email (provided confirmation of email receipt is obtained), (iii) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a nationally recognized next-day courier or (iv) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. In addition to the requirements of the immediately foregoing sentence, a copy (which copy will not constitute notice) of all notices and other communications hereunder will be sent by email, with the subject line “Project X Notice.” All notices hereunder will be delivered to the addresses set forth below:

(a)    if to Purchaser:

TSUBAKI NAKASHIMA Co., Ltd.

Toshiba Osaka Building 5F 4-2-12, Honmachi

Chuou-ku, Osaka Japan 541-0053

Attention:    Koji Hirota

E-mail:        koji-hirota@tsubaki-nakashima.co.jp

with copies to (which copies will not constitute notice):

Morrison & Foerster LLP

Shin-Marunouchi Building 5-1, Marunouchi 1-chome

Chiyoda-ku, Tokyo Japan 100-6529

Attention:    Fuyuo Mitomi

                    Randy S. Laxer

E-mail:        FMitomi@mofo.com

                    RLaxer@mofo.com

(b)    if to Seller:

NN, Inc.

207 Mockingbird Lane

Johnson City, TN 37604

Attention:    J. Robert Atkinson

                    Matthew S. Heiter

E-mail:        robbie.atkinson@nninc.com

                    matt.heiter@nninc.com

with copies to (which copies will not constitute notice):

Bass, Berry & Sims PLC

The Tower at Peabody Place

100 Peabody Place, Suite 1300

Memphis, TN 38103

Attention:    Richard Mattern

                    Howard Lamar

E-mail:        rmattern@bassberry.com

                    hlamar@bassberry.com

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 9.4    Governing Law; Submission to Jurisdiction; Arbitration; Waiver of Jury Trial.

(a)    This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, United States of America, without regard to applicable principles of conflicts of Law. Each of the parties hereby waive any rights that it might otherwise have to assert any rights or defenses under the Laws of any other nation, territory or to require that litigation brought by or against it in connection with this Agreement be conducted in the courts or other forums of any other nation, territory or jurisdiction.

(b)    Any dispute arising out of or relating to this Agreement, or the breach thereof shall be resolved by arbitration by either party filing a written notice of arbitration in accordance with this Section 9.4(b) and the Rules of Conciliation and Arbitration of the International Chamber of Commerce applicable at the time of submission of the dispute to arbitration (the “ICC Rules”). Notwithstanding anything to the contrary in the ICC Rules, the parties hereto agree as follows. The arbitration shall be held before a panel of three (3) arbitrators consisting of one (1) arbitrator selected by each party within fifteen (15) days of the notice of arbitration and the third then selected by those two (2) arbitrators within thirty (30) days of the appointment of the party-appointed arbitrators. If any arbitrator is not appointed within the provided timeframes, the missing arbitrator shall be appointed by the ICC. All arbitrators shall be knowledgeable regarding international business transactions. The parties hereto shall equally bear the costs and fees of the arbitration and each of the parties hereto shall bear its own legal expenses. The parties hereto agree that a court reporter will record the arbitration proceedings and that the reporter’s record will be the agreed transcript of the proceedings. The parties hereto will share the expenses of this reporter. The arbitrators shall specify the basis for their decision, the basis for any damages award and a breakdown of any damages awarded, and the basis of any other remedy authorized under this Agreement, including but not limited to specific performance or injunctive relief. The decision of the arbitrators shall be considered as a final and binding resolution of the disagreement, shall not be subject to appeal and may be entered as a judgment and enforced in any court of competent jurisdiction. The exclusive language to be used for the arbitral proceedings and documentation shall be English and the arbitration shall be held in New York City, New York, United States of America. Any arbitration proceeding hereunder shall be conducted on a confidential basis. The arbitrators shall apply the substantive laws of the State of New York in interpreting and resolving disputes. The parties hereto shall agree in good faith upon what, if any, discovery shall be permitted. If the parties hereto cannot agree on the form of discovery within thirty (30) days after the appointment of the arbitrators, then discovery shall be governed by the International Bar Association Rules for the Taking of Evidence in International Arbitration. In no event, however, shall any such discovery take more than three (3) months.

(c)    TO THE EXTENT PERMITTED BY APPLICABLE LAW THEN IN EFFECT, EACH PARTY HERETO WAIVES ITS RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDINGS OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 9.5    Definitions; Interpretation.

(a)    Definitions. Any capitalized terms used in any Annex, Exhibit, Schedule or other Transaction Document but not otherwise defined therein will have the meaning as defined in this Agreement.

(b)    Interpretation. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. All references in this Agreement to Articles, Sections, subsections, clauses, Annexes, Exhibits and Schedules are references to Articles, Sections, subsections, clauses, Annexes, Exhibits and Schedules, respectively, in and to this Agreement, unless otherwise specified. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The words “include” or “including” mean “include, without limitation,” or “including, without limitation,” as the case may be, and the language following “include” or “including” will not be deemed to set forth an exhaustive list. The word “or” will not be limiting or exclusive. References to days are to calendar days; provided, that any action otherwise required to be taken on a day that is not a Business Day will instead be taken on the next Business Day. As used in this Agreement, the singular or plural number will be deemed to include the other whenever the context so requires. All Annexes, Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Annexes, Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause contained in this Agreement. All references to masculine gender shall also include the feminine and neutral genders, and vice versa.

Section 9.6    No Third Party Beneficiaries. This Agreement will be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and, except as expressly provided herein in Section 7.2, nothing in this Agreement is intended to or will confer upon any other Person any legal or equitable rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 9.7    Counterparts; Electronic Signature. This Agreement may be executed in multiple counterparts, each of which will be deemed to be an original but all of which will constitute one and the same agreement. This Agreement may be executed by facsimile or electronic signature in portable document format (.pdf) and a facsimile or electronic signature in portable document format (.pdf) will constitute an original for all purposes.

Section 9.8    Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed by an authorized representative of each of the parties.

Section 9.9    Specific Performance. Each of the parties hereby acknowledges and agrees that irreparable injury would occur and that the parties would not have any adequate remedy at law (i) for any actual or threatened breach of the provisions of this Agreement, or (ii) in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, the parties acknowledge and agree that, prior to a valid termination of this Agreement pursuant to Section 8.1, the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement and any other agreement or instrument executed in connection herewith. Each of the parties hereby agrees (i) that it shall not oppose the granting of such relief by reason of there being an adequate remedy at law, (ii) that it hereby irrevocably waives any requirement for the security or posting of any bond in connection with such relief, (iii) that such relief may be granted without the requirement that the party seeking such relief offer proof of actual damages and (iv) that the prevailing party in any such action or proceeding shall be entitled to reimbursement of all costs and expenses associated with seeking such relief, including all attorneys’ fees. The parties hereby further acknowledge and agree that such relief shall include the right of Seller to cause Purchaser to consummate the Transactions, in each case, if each of the conditions set forth in Article II have been satisfied or waived (other than conditions which by their nature cannot be satisfied until Closing, but subject to the satisfaction or waiver of those conditions at Closing). The parties further agree that (x) by seeking the remedies provided for in this Section 9.9, a party shall not in any respect waive its right to seek any other form of relief, at law or in equity, that may be available to a party under this Agreement, including monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.9 are not available or otherwise are not granted and (y) nothing contained in this Section 9.9 shall require any party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.9 before exercising any termination right under Section 8.1 (and pursuing damages after such termination), nor shall the commencement of any Action pursuant to this Section 9.9 or anything contained in this Section 9.9 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 8.1 or pursue any other remedies under this Agreement that may be available then or thereafter; provided, however, that except as otherwise expressly provided in clause (iv) above, in no event shall any party be entitled to monetary damages in the event of an Order of specific performance to close the Transactions, provided, that such closing occurs. If any of the parties hereto brings any action to enforce specifically the performance of the terms and provisions hereof by any other party hereto, the Termination Date will automatically be extended by (x) the amount of time during which such action is pending, plus twenty (20) Business Days or (y) such other time period established by the state or federal court presiding over such action.

Section 9.10    Legal Representation.

(a)    Purchaser, for itself and its Affiliates, and its and its Affiliates’ respective successors and assigns, hereby irrevocably and unconditionally acknowledges and agrees that all attorney client privileged communications between Seller and its respective directors, officers, employees, Affiliates, and/or their counsel, including Bass, Berry & Sims PLC, made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or proceeding arising under or in connection with, this Agreement or any of the transactions contemplated hereby (the “Acquisition Engagement”), which, immediately prior to the Closing, would be deemed to be privileged communications of Seller, its Affiliates, and/or their counsel, and would not be subject to disclosure to Purchaser or its officers, employees, Affiliates and Purchaser’s and its Affiliates’ respective successors and assigns, in connection with any process relating to a dispute arising under or in connection with this Agreement, the transactions contemplated hereby or otherwise, such communications shall continue after the Closing to be privileged communications with and between such Persons and such counsel and neither Purchaser nor any of its Affiliates nor any Person purporting to act on behalf of or through Purchaser or its Affiliates, shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to Purchaser or the Acquired Business. For the avoidance of doubt, attorney client privileged communications among any Person acting on behalf of the Acquired Business, including directors, officers, employees, Affiliates, and/or their counsel, including Bass, Berry & Sims PLC, that do not relate to the Acquisition Engagement shall transfer to Purchaser at the Closing. The parties hereto understand and agree that the Notary works with NautaDutilh B.V., which advises Purchaser in the Transactions with respect to the Laws of the Netherlands.

(b)    With reference to the Code of Conduct (Verordening beroeps-en gegdragsregels) established by the Royal Notarial Professional Organization (Koninklijke Notariële Beroepsorganisatie), the parties hereby expressly agree that the Notary shall execute any notarial deeds related to this Agreement.

Section 9.11    Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement and the other Transaction Documents and the Transactions will be paid by the party incurring such fees or expenses, whether or not such transactions are consummated; provided, that in the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by any other party.

Section 9.12    Waivers. No failure or delay of a party in exercising any right or remedy hereunder will operate as a waiver thereof, nor will any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of any party to any such waiver will be valid only if set forth in a written instrument executed and delivered by such party.

Section 9.13    No Presumption Against Drafting Party. The parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any applicable Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(The remainder of this page is intentionally left blank)

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

NN, INC.

By:	/s/ Richard D. Holder

Name:	Richard D. Holder
Title:	Chief Executive Officer and President

TSUBAKI NAKASHIMA CO., LTD.

By:	/s/ Tsutomu Takamiya

Name:	Tsutomu Takamiya
Title:	Director and Representative Executive Officer, CEO

[Signature Page to Purchase Agreement]

ANNEX A

CERTAIN DEFINITIONS

For the purposes of this Agreement, the following capitalized terms will have the meanings set forth below (which will apply equally to both the singular and plural forms of such terms):

“Accounts Payable” means all trade accounts payable related to the Acquired Business, in each case payable by Seller or any of its Subsidiaries.

“Accounts Receivable” means all trade accounts and notes receivable and other miscellaneous receivables, related to the Acquired Business, arising out of the sale or other disposition of goods or services of the Acquired Business, in each case payable to Seller or any of its Subsidiaries.

“Acquired Business” has the meaning set forth in the Recitals.

“Acquired Companies Transaction Expenses” means, to the extent not paid by the Acquired Companies before the Closing, the amount of (i) all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants; appraisal fees, costs and expenses; and travel, lodging, entertainment and associated expenses) incurred by the Acquired Business prior to Closing in connection with this Agreement or the Transactions, including the Reorganization; (ii) all fees payable by the Acquired Companies to Seller or any of its Subsidiaries (other than the Acquired Companies) in connection with this Agreement or the Transactions; and (iii) severance, change in control or similar payments or obligations payable by the Acquired Business to any of the Acquired Company Employees.

“Acquired Company” or “Acquired Companies” has the meaning set forth in the Recitals.

“Acquired Company Employee” or “Acquired Company Employees” has the meaning set forth in Section 3.8(a).

“Acquired Company Employee Plan” has the meaning set forth in Section 3.7(a)(i).

“Acquired Company Permits” has the meaning set forth in Section 3.5(b).

“Acquired Shares” means all of the issued and outstanding equity of the Acquired Companies, other than the Minority Bosnia Interests.

“Acquisition Engagement” has the meaning set forth in Section 9.10(a).

“Acquisition Financing” means the financing contemplated by the Acquisition Financing Commitment Letters resulting in net proceeds equal to the Acquisition Financing Amount.

“Acquisition Financing Amount” has the meaning set forth in Section 4.4(a).

Annex A - Page 1

“Acquisition Financing Commitment Letters” has the meaning set forth in Section 4.4(a).

“Acquisition Proposal” has the meaning set forth in Section 5.7.

“Action” means any claim, action, cause of action, suit, complaint, charge, demand, inquiry, proceeding or investigation by or before any Governmental Entity, or any other arbitration, mediation or similar proceeding.

“Affiliate” means, with respect to any Person, a Person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with the first-mentioned Person. For the purposes of this definition, “control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person. For the avoidance of doubt, each of the Acquired Companies is an Affiliate of Seller prior to the Closing.

“Agreement” has the meaning set forth in the Preamble.

“Annual Financial Statements” means the unaudited carve-out consolidated balance sheet and income statement for the Acquired Business, for the twelve-month periods ended December 31, 2016 and December 31, 2015, respectively.

“Anti-Corruption Laws” means (i) the principles set out in the Organization for Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; (ii) the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder; (iii) the U.K. Bribery Act 2010; and (iv) any other applicable anti-corruption and/or anti-bribery Laws of any jurisdiction, in each case as applicable to Seller, the Acquired Companies and the Acquired Business (whether by virtue of jurisdiction or organization or conduct of business).

“Antitrust Approvals” means all authorizations, Consents, Orders and approvals of Governmental Entities that may be or become necessary in order to obtain antitrust, merger control or competition clearance for the Transactions and any other territory which may require an Antitrust Approval to be obtained. For the avoidance of doubt, this includes any jurisdiction where there is deemed approval if any time periods have lapsed.

“Antitrust Laws” means the HSR Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, the German Act against Restraints of Competition, as amended, the Austrian Cartel Act, as amended by the Austrian Cartel and Competition Law Amendment Act, the Austrian Competition Act, as amended, and all other federal, state, foreign or supranational statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including without limitation any antitrust, competition or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, or restraint of trade, or lessening competition through merger or acquisition, including any applicable merger control rules.

Annex A - Page 2

“Assumed Environmental Liabilities” means any and all Liabilities (other than any Excluded Liability) arising under or pursuant to any Environmental Law or relating to or resulting from Hazardous Substances, whether arising before, on or after the Closing, of Seller or any of their predecessor companies or businesses, or any of their Affiliates, Subsidiaries or divisions (including the Acquired Companies), to the extent relating to, resulting from or arising out of the present, past or future operation, conduct or actions of the Acquired Business or the present, past or future ownership or use of Purchased Assets, including Liabilities relating to, resulting from or arising out of any of the following: (i) actual or alleged violations of or non-compliance with any Environmental Law, including a failure to obtain, maintain or comply with any Permits; (ii) the presence or cleanup of Hazardous Substances, or introduction of Hazardous Substances to the environment, at any location, including any of the Real Property or any off-site location; (iii) natural resource damages, property damages, personal or bodily injury or wrongful death relating to the presence of or exposure to Hazardous Substances (including asbestos-containing materials); or (iv) the transport, disposal, recycling, reclamation, treatment, storage or other use or handling of Hazardous Substances, or the arrangement for same.

“Assumed Liabilities” shall mean, except in each case as otherwise expressly provided in this Agreement, any and all Liabilities (other than any Excluded Liabilities), whether arising before, on or after the Closing, of Seller or any of its predecessor companies or businesses, or any of its Affiliates, Subsidiaries or divisions (including the Acquired Companies), to the extent relating to, resulting from or arising out of the following:

(i)    all Liabilities and obligations of the Foreign Acquired Companies;

(ii)    all Liabilities of Seller related to the Acquired Business, for which, subject to the completion of the US Reorganization, US NewCo will be liable;

(iii)    all Liabilities assumed by, retained by or agreed to be performed by Purchaser or any of its Subsidiaries (including the Acquired Companies) pursuant to the terms of this Agreement or any Transaction Document (including the use of any Excluded Assets by Purchaser or its Affiliates under this Agreement or the Transaction Documents);

(iv)    all Liabilities related to the employment, retention or termination of employment with or by Seller and its Affiliates and any of their Subsidiaries (including the Acquired Companies) of any Acquired Company Employee to the extent provided in Section 6.8;

(v)    all accounts payable of Seller or its Subsidiaries arising out of the sale or other disposition of goods or services, in each case, primarily related to the Acquired Business; and

(vi)    all Assumed Environmental Liabilities.

“Basket” has the meaning set forth in Section 7.2(c)(i).

“Books and Records” means all material books, ledgers, files, reports, plans, records, manuals and other materials (in any form or medium) of, or maintained for the Acquired Business, but excluding any such items to the extent (i) they are primarily included in or primarily related to any Excluded Assets or Excluded Liabilities, (ii) any Law prohibits their transfer or (iii) any transfer thereof otherwise would subject Seller or any of its Affiliates to any material Liability.

Annex A - Page 3

“Business Day” means a day, other than a Saturday or Sunday, on which banks are open for business in both New York, New York and Tokyo, Japan, between the hours of 8:00 a.m. and 5:00 p.m. local time.

“Cap” has the meaning set forth in Section 7.2(c)(i).

“CAPEX Plan” means the capital expenditure plan, in the form attached hereto as Annex D.

“Carve-Out Accounting Principles” means U.S. GAAP applied on a basis consistent with (a) the historical accounting principles, methods, practices and adjustments utilized on the Acquired Business including the Purchased Assets and Assumed Liabilities, and (b) to the extent consistent with foregoing (a), the policies and practices described in Note 1 of the Notes to the Consolidated Financial Statements in the Annual Report on Form 10-K filed by Seller with the U.S. Securities and Exchange Commission on March 16, 2017; provided, however, that all Excluded Assets and all Excluded Liabilities shall be disregarded or otherwise excluded with respect to the application of any of the foregoing.

“Cash” means cash, checks, money orders, marketable securities, short-term instruments, certificates of deposit and other cash equivalents, and funds in time and demand deposits or similar accounts, of the Acquired Companies, determined in accordance with the Carve-Out Accounting Principles.

“Chelsea Grinding Company” means the assets and operations of Chelsea Grinding Company, which was acquired by the Seller on July 15, 2014.

“Claim Notice” has the meaning set forth in Section 7.3(a).

“Closing” has the meaning set forth in Section 1.3(a).

“Closing Acquired Interests” has the meaning set forth in Section 1.1(a)(ii).

“Closing Allowance” means an amount equal to $314,000 (Three Hundred Fourteen Thousand Dollars).

“Closing Cash” means Cash as of the Effective Time.

“Closing Date” has the meaning set forth in Section 1.3(a).

“Closing Indebtedness” means Indebtedness as of the Effective Time.

“Closing Net Working Capital” means Net Working Capital denominated in the local currency as of the Effective Time; provided, however, that for purposes of determining the Closing Net Working Capital, accrued recall expense shall be the larger of $60,000 (Sixty Thousand Dollars) and the actual amount as of Effective Time.

“Closing Statement” has the meaning set forth in Section 1.3(c).

Annex A - Page 4

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collateral Source” has the meaning set forth in Section 7.6.

“Company Intellectual Property” means the Technology and Intellectual Property Rights (i) owned by or licensed to an Acquired Company; or (ii) primarily related to the Acquired Business.

“Company Offerings” means all Products marketed, sold or serviced by any Acquired Company.

“Company-Owned Intellectual Property” means the Technology and Intellectual Property owned by an Acquired Company.

“Competitive Product” has the meaning set forth in Section 6.7(b).

“Consents” means consents, assignments, Permits, Orders, certification, concession, franchises, approvals, authorizations, registrations, filings, registrations, waivers, clearances, declarations or filings with, of or from any Governmental Entity, parties to Contracts or any third Person.

“Contract” means all agreements, contracts, instruments, options, leases and subleases, purchase orders, warranties, notes, bonds, mortgages, indentures, obligations, arrangements, commitments, undertakings, understandings and licenses (other than this Agreement and the other Transaction Documents) that are related to the Acquired Business, or to which any of the Purchased Assets are subject, whether written, oral or otherwise.

“Copyrights” means copyrights in Works of Authorship and all registrations thereof and applications therefor.

“Covered Claims” has the meaning set forth in Section 6.9.

“Current Assets” means the: (i) Accounts Receivable, (ii) Inventory and (iii) prepaid expenses and other current assets of the Acquired Companies, in each case determined in accordance with the Carve-Out Accounting Principles. Notwithstanding the foregoing, “Current Assets” will not include or take into account (A) Cash, (B) any amounts that qualify as deferred Tax assets, or (C) any Excluded Asset.

“Current Liabilities” means the: (i) Accounts Payable, (ii) deferred revenue (current), and (iii) all other current liabilities, in each case determined in accordance with the Carve-Out Accounting Principles. Notwithstanding the foregoing, “Current Liabilities” will not include or take into account (A) any Excluded Liability, including but not limited to the current portion of Taxes for any Pre-Closing Tax Period, (B) any Indebtedness, or (C) any Acquired Companies Transaction Expenses.

“Deed of Transfer” means the notarial deed of transfer of the NN International Interests, substantially the form attached hereto as Exhibit A.

“De Minimis Amount” has the meaning set forth in Section 7.2(c)(i).

“Designated Insurance Policy” has the meaning set forth in Section 6.9.

Annex A - Page 5

“Direct Claim” has the meaning set forth in Section 7.3(a).

“Divestiture” means (i) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Purchaser or any of its Affiliates or Seller or any of its Affiliates; (ii) the imposition of any limitation or restriction on the ability of Purchaser or any of its Affiliates to freely conduct their business or own the Purchased Assets; or (iii) the holding separate of any assets of Seller or any limitation or regulation on the ability of Purchaser or any of its Affiliates to exercise full rights of ownership of the Purchased Assets.

“Dollar Exchange Rate” means the exchange rate of the applicable currency to U.S. Dollars published in The Wall Street Journal (US edition) as of the Business Day immediately prior to the Closing Date with respect to the Post-Closing Statement, or if The Wall Street Journal ceases to publish such exchange rate or is not publishing such exchange rate on a reasonably current basis, then such exchange rate as agreed by the parties.

“Dollars” or “$” means the lawful currency of the U.S., and all references to monetary amounts herein will be in Dollars unless otherwise specified herein.

“Domain Names” means Internet domain names and uniform resource locators.

“Dormant Companies” has the meaning set forth in the Recitals.

“ECCN” has the meaning set forth in Section 3.25(d).

“Effective Time” for the purpose of calculating Closing Cash, Closing Indebtedness and Net Working Capital hereunder shall be deemed to be 11:59 p.m. local time on the date immediately preceding the Closing Date in each applicable jurisdiction where any Acquired Company is located.

“Encumbrance” means any charge, condition, mortgage, usufruct, lien, option (including any right to acquire), retention right, attachment, pledge, hypothecation, pre-emptive right, security interest, easement, encroachment, right of first refusal or first offer, or similar restriction, including any restriction on or transfer or other assignment, as security or otherwise, or any agreement to create any of the foregoing. For the avoidance of doubt, Encumbrances will not include any licenses of Intellectual Property Rights.

“Environmental Law” means any Law (including but not limited to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or equivalent) and any Permit relating to (i) the protection of the environment (including air, surface water, groundwater, drinking water supply, and surface or subsurface land or structures) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, management, release or disposal of, any Hazardous Substance or waste material.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, under common control with Seller or any of its Subsidiaries and that, together with Seller or any of its Subsidiaries, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

Annex A - Page 6

“Erwin Facility” means the real property located at 800 Tennessee Road Erwin, Tennessee USA, together with all buildings, structures, fixtures and improvements located thereon, and all easements, hereditaments and appurtenances relating to or inuring to the benefit of such land, including as described on Schedule 3.18(a) of the Seller Disclosure Schedule.

“Estimated Purchase Price” has the meaning set forth in Section 1.3(c).

“Excluded Assets” has the meaning set forth in Section 1.1(b).

“Excluded Liabilities” has the meaning set forth in Section 1.1(d).

“Expiration Date” has the meaning set forth in Section 7.1.

“Export Control Laws” has the meaning set forth in Section 3.25.

“Final Allocation Statement” has the meaning set forth in Section 1.5.

“Final Purchase Price” has the meaning set forth in Section 1.6(e).

“Financial Statements” mean the Annual Financial Statements and the Interim Financial Statements.

“Foreign Acquired Companies” means all Acquired Companies, other than US NewCo.

“Fundamental Claims Expiration Date” has the meaning set forth in Section 7.1(a).

“Fundamental Representations” has the meaning set forth in Section 7.1(a).

“GAAP” means generally accepted accounting principles in the U.S.

“Governmental Entity” means any federal, national, supranational, state, provincial, local or similar government, governmental, regulatory, administrative or quasi-governmental authority, branch, office agency, commission or other body, or any court, tribunal, or arbitral or judicial body (including any grand jury), whether domestic or foreign, including any securities exchange.

“Governmental Official” means (i) any Person who is an agent, representative, official, officer, director, or employee of any Governmental Entity or any department, agency, or instrumentality thereof (including officers, directors, and employees of state-owned, operated or controlled entities) or of a public international organization; (ii) any Person acting in an official capacity for or on behalf of any such Governmental Entity, department, agency, instrumentality, or public international organization; (iii) any political party or official thereof; (iv) any candidate for political or political party office.

“Hazardous Substance” means any substance that is listed, defined, designated or classified or regulated as hazardous, toxic, or pollutant or words of similar import under applicable Environmental Laws, including petroleum products and byproducts, asbestos-containing material, polychlorinated biphenyls, lead-containing products and mold.

Annex A - Page 7

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder.

“ICC Rules” has the meaning set forth in Section 9.4(b).

“Indebtedness” means without duplication, the outstanding principal amount of, accrued and unpaid interest on, and any fees, costs, expenses, penalties and other payment obligations (including any prepayment premiums payable as a result of the consummation of the Transactions) arising under, any obligations of the Acquired Business for borrowed money, including: (i) indebtedness for borrowed money or indebtedness issued in substitution or exchange for borrowed money or for the deferred purchase price of property or services including the maximum potential amount payable with respect to earnouts, purchase price adjustments or other payments related to acquisition (but excluding any trade payables and accrued expenses arising in the ordinary course of business and included in the calculation of Closing Net Working Capital as finally determined pursuant to Section 1.6), (ii) indebtedness evidenced by any note, bond, mortgage, debenture, deed of trust or other similar instrument, (iii) obligations under any interest rate, currency or other hedging agreements, (iv) the principal or face amount of banker’s acceptances, surety bonds, performance bonds, or letters of credit (in each case whether or not drawn), (v) Off-Balance Sheet Financing of the Acquired Business in existence immediately prior to the Closing, (vi) obligations under any capitalized leases, and (vii) for guarantees of any indebtedness of a third party.

“Indemnified Party” has the meaning set forth in Section 7.3(a).

“Indemnifying Party” has the meaning set forth in Section 7.3(a).

“Indemnitees” means Purchaser Indemnitees and Seller Indemnitees.

“Independent Accountant” has the meaning set forth in Section 1.6(d).

“Initial Allocation Statement” has the meaning set forth in Section 1.5.

“Intellectual Property Rights” means any and all (i) Patents; (ii) Copyrights; (iii) other rights with respect to Software, including registrations of rights with respect to Software and applications for rights with respect to Software; (iv) industrial design rights and registrations thereof and applications therefor; (v) rights with respect to Trademarks, and all registrations thereof and applications therefor; (vi) rights with respect to Domain Names, including registrations thereof and applications therefor; (vii) rights with respect to Trade Secrets, including rights to limit the use or disclosure thereof by any Person; and (viii) any rights equivalent to any of the foregoing, including (ix) all rights received under any license or other arrangement with respect to the foregoing, (y) all rights or causes of action for infringement or misappropriation (past, present or future) of any of the foregoing and (z) all rights to apply for or register any of the foregoing rights.

“Interim Financial Statements” means the unaudited carve-out consolidated balance sheet and income statement for the Acquired Business, as of and for the three-month period ended March 31, 2017.

“Inventory” means all inventory, related to the Acquired Business, wherever located, including all finished goods whether held at any location or facility of Seller or any of its Subsidiaries or in transit to Seller or any of its Subsidiaries.

Annex A - Page 8

“Key Employees” shall mean L. Jeffrey Manzagol.

“Kilkenny Facility” means the real property located in Ireland, together with all buildings, structures, fixtures and improvements located thereon, and all easements, hereditaments and appurtenances relating to or inuring to the benefit of such land, owned or previously owned by NN Euroball Ireland Ltd.

“Knowledge” or any similar phrase means, with respect to Seller, the actual knowledge of the individuals set forth on Annex B, and the knowledge that each such person would reasonably be expected to obtain in the course of diligently performing his or her duties for Seller.

“Kunshan Facility” means the Leased Real Property as described in Schedule 3.18(b) of the Seller Disclosure Schedule.

“Kysucke Facility” means the real property located at Dubska cesta 25 024 01 Kysucke Nove Mesto Slovakia, together with all buildings, structures, fixtures and improvements located thereon, and all easements, hereditaments and appurtenances relating to or inuring to the benefit of such land, including as described on Schedule 3.18(a) of the Seller Disclosure Schedule.

“Law” means any statute, law, treaty, ordinance, regulation, directive, rule, code, executive order, injunction, judgment, decree, writ, or other requirement, including any successor provisions thereof, of any Governmental Entity.

“Leased Real Property” has the meaning set forth in Section 3.18(b).

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.

“Losses” means any and all deficiencies, judgments, settlements, assessments, liabilities, losses, damages, fines, penalties, Taxes, costs, expenses (including reasonable legal, accounting and other costs and expenses of professionals) incurred in connection with defending, settling or otherwise satisfying any and all Actions, assessments, judgments or appeals, and in seeking indemnification therefor, and interest on any of the foregoing to the extent that interest is awarded thereon.

“made available” (or words of similar import) means that, on or before 11:59 p.m., local time in New York City, New York, Seller has posted, or caused to be posted, complete and correct copies of such materials to the virtual data room managed by Seller (i) on the Business Day immediately preceding the date of this Agreement or (ii) to the extent this Agreement contemplates the delivery of such materials after the date of this Agreement, on such other Business Day as permitted or required by this Agreement; provided, that Purchaser will have been granted access through one or more of its Representatives to such virtual data room prior to such time in connection with the Transactions.

Annex A - Page 9

“Material Adverse Effect” means any change, condition, event, effect, or occurrence that has, or would have, a material adverse effect on (x) the business, financial condition, assets (including intangible assets), liabilities or results of operations of the Acquired Business, or (y) the ability of Seller or the Acquired Companies to complete the Transactions without material delay; provided, however, that any change, condition, event, effect or occurrence arising from or related to the following events (individually or taken together) shall not be taken into account, either alone or in combination, in determining that a “Material Adverse Effect” has occurred: (a) any event, effect, circumstance, change, occurrence, fact or development resulting from or relating to (i) any change generally affecting the industries in which the Acquired Business operates, (ii) any change in the financial, banking, credit or securities markets (including any disruption thereof and any decline in the price of any security or any market index) or any change in general international, national, or regional economic or financial conditions, (iii) any changes in GAAP, (iv) any changes in any industry standards or any applicable Laws or Orders, (v) any changes in general political conditions, including acts of military, acts of terrorism, declaration or commencement of a new war, material escalation of current wars, or other global unrest or international hostilities, or (vi) any acts of God (unless, with respect to any matter described in the foregoing clauses (a)(i) – (vi), such matter has had a materially disproportionate adverse effect on the Acquired Business, taken as a whole, relative to other businesses operating in the industry in which the Acquired Business operates), (b) the identity or business plans of Purchaser or any of its Affiliates, (c) the taking of, or the failure to take, any action contemplated by this Agreement or any of the other Transaction Documents, with the Purchaser’s consent, or (d) the failure of Seller or the Acquired Business to meet internal projections or forecasts or revenue or earnings predictions for any period.

“Material Contracts” has the meaning set forth in Section 3.11(a).

“Mexico Business” means the Seller’s operations relating to the Acquired Business conducted in Juarez, Mexico at facility owned by a Subsidiary of the Seller.

“Minority Bosnia Interests” means the equity interests set forth on Schedule A.

“Mountain City Facility” means the real property located at 378 Industrial Park Road Mountain City, Tennessee USA, together with all buildings, structures, fixtures and improvements located thereon, and all easements, hereditaments and appurtenances relating to or inuring to the benefit of such land, including as described on Schedule 3.18(a) of the Seller Disclosure Schedule.

“NDA” has the meaning set forth in Section 6.1(b).

“Net Working Capital” means, as of the Effective Time, (i) the Current Assets minus (ii) the Current Liabilities, calculated in accordance with the Carve-Out Accounting Principles. An illustrative example of the Net Working Capital, as of April 30, 2017, is set forth on Annex C (Net Working Capital Calculation).

“NN International” has the meaning set forth in the Recitals.

“NN International Interests” has the meaning set forth in Section 1.1(a)(ii).

“Notary” means any Dutch civil law notary (notaris) of NautaDutilh N.V., or any of its deputies.

Annex A - Page 10

“Notice of Disagreement” has the meaning set forth in Section 1.6(b).

“NWC Adjustment” has the meaning set forth in Section 1.2(b)(i).

“Off-Balance Sheet Financing” means (a) any liability of the Acquired Companies under any sale and leaseback transactions which does not create a liability on the consolidated balance sheet of the Acquired Companies and (b) any liability of the Acquired Companies under any synthetic lease, Tax retention operating lease, off-balance sheet loan or similar off-balance sheet financing product where the transaction is considered indebtedness for borrowed money for federal income tax purposes but is classified as an operating lease in accordance with GAAP for financial reporting purposes.

“Order” means any writ, judgment, decision, decree, award, order, injunction, ruling or similar order of any federal, state or local court or Governmental Entity, in each case that is preliminary or final.

“Organizational Documents” mean, with respect to any Person (other than an individual), (i) the articles or certificate of incorporation and the bylaws of a corporation, (ii) the partnership agreement and any statement of partnership of a general partnership, (iii) the limited partnership agreement and the certificate of limited partnership of a limited partnership, (iv) the limited liability company agreement and articles or certificate of formation of a limited liability company, and (v) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person, in each case as amended and in effect.

“Owned Real Property” has the meaning set forth in Section 3.18(a).

“Patents” means issued patents, patent applications, utility models and applications for utility models, and invention disclosure statements, and: (i) all divisionals, continuations and continuations-in-part, and foreign counterpart applications related to any of the foregoing, (ii) all patents issuing on any patent applications included in any of the foregoing, (iii) all reissues, reexaminations, extensions, divisions, renewals and registrations of or to any of the foregoing, and (iv) all foreign counterparts related to any of the foregoing.

“Permits” means any consent, approval, authorization, license, registration or permit of any Governmental Entity.

“Permitted Encumbrances” means (i) Encumbrances for Taxes and other governmental charges and assessments that (x) are not yet due and payable or (y) the validity or amount of which is being contested in good faith by appropriate proceedings and are properly and adequately reserved for in accordance with GAAP; (ii) Encumbrances of landlords and liens of carriers, warehousemen, mechanics and materialmen arising in the ordinary course of business securing payments not yet due and payable (or that are being contested in good faith) and that are not, individually or in the aggregate, material to the business, operations or condition (financial or otherwise) of the Acquired Companies; (iii) Encumbrances of record identified in any title reports or title polices made available to Purchaser except financing or monetary liens of an ascertainable amount created by, under or through Seller or its Affiliates which affect the Real Property; (iv) other easements and other encumbrances on title to the Real Property that, in the aggregate, do not materially and adversely affect the value of such Real Property or the use of such Real Property for its present purposes; (v) zoning, building codes and other applicable land use Law regulating the

Annex A - Page 11

use or occupancy of the Real Property or the activities conducted thereon; (vi) Encumbrances that will be released prior to or as of the Closing; (vii) Encumbrances arising under any applicable securities Laws; (viii) Encumbrances arising under any of the Transaction Documents; (ix) other than with respect to the Real Property, any nonexclusive licenses entered into in the ordinary course of business; and (x) Encumbrances set forth on Schedule B.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal entity including any Governmental Entity.

“Personal Data” has the meaning set forth in Section 3.26.

“Phase-Out Period” has the meaning set forth in Section 6.5(a).

“Plastic Cages Business” means the manufacture and supply of plastic components, assemblies and finished devices operated by a Subsidiary of the Seller.

“Post-Closing Statement” has the meaning set forth in Section 1.6(a).

“PRC Indirect Transfer Tax” means any Taxes contemplated by or related to the Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Residents released by the Chinese State Administration of Taxation on 3 February 2015 (“Announcement 7”).

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date.

“Privacy Policy” means each external or internal, past or present policy of the Acquired Business, relating to the collection, use, storage, transmission, disclosure, transfer (including cross-border transfer), and other processing of any Personal Data.

“Product” means a product, including the packaging, documents and advertising related thereto, and all components and materials thereof, designed, formulated, manufactured, processed, sold or placed in the stream of commerce by the Acquired Business or any of the Acquired Companies or services provided thereby.

“Purchase Price” has the meaning set forth in Section 1.2(a).

“Purchased Assets” has the meaning set forth in Section 1.1(a).

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Designee” has the meaning set forth in Section 9.1.

“Purchaser Financing Event” means Purchaser not obtaining the Acquisition Financing Amount primarily due to the occurrence of any of the following: (i) a Material Adverse Effect as such term is defined in the Acquisition Financing Commitment Letters or (ii) a Disruption Event as such term is defined in the Acquisition Financing Commitment Letters.

Annex A - Page 12

“Purchaser Financing Event Termination Fee” has the meaning set forth in Section 8.3(b).

“Purchaser Indemnitees” has the meaning set forth in Section 7.2(a).

“Purchaser Termination Fee” has the meaning set forth in Section 8.3(a).

“Real Property” has the meaning set forth in Section 3.18(b).

“Real Property Leases” has the meaning set forth in Section 3.18(b).

“Registered Intellectual Property” means all Intellectual Property Rights included in the Company-Owned Intellectual Property that are registered or the subject of an application filed with a Governmental Entity.

“Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.

“Related Party” means (a) Seller, to the extent engaged in the Acquired Business; (b) any director or officer of an Acquired Company; and (c) any Affiliate of an Acquired Company.

“related to the Acquired Business” means required for, related to, or used solely in connection with, the Acquired Business as conducted by Seller and its Affiliates prior to the Closing.

“Reorganization” means all of the actions required to be taken by Seller and its Affiliates pursuant to the Reorganization Agreement.

“Reorganization Agreement” means the Reorganization Agreement, between Seller and US NewCo, substantially in the form attached hereto as Exhibit D.

“Representatives” means, with respect to any Person, such Person’s officers, directors, principals, employees, counsel, advisors, auditors, agents, consultants, bankers and other representatives.

“Reverse Termination Fee” has the meaning set forth in Section 8.3(c).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the Preamble.

“Seller Account” has the meaning set forth in Section 1.3(e).

“Seller Disclosure Schedule” has the meaning set forth in the introduction to Article III.

“Seller Employee Plan” has the meaning set forth in Section 3.7(a)(ii).

“Seller Indemnitees” has the meaning set forth in Section 7.2(b).

“Seller Notice Period” has the meaning set forth in Section 1.6(b).

Annex A - Page 13

“Seller-Retained Business” has the meaning set forth in Section 1.1(d)(iv).

“Seller-Retained Trademarks” means the trademarks set forth on Schedule C.

“Software” means all (i) computer programs and other software, including firmware and microcode, and including software implementations of algorithms, software models and software methodologies, whether in source code, object code or other form, including software libraries, subroutines and other components thereof; (ii) computerized databases and other computerized compilations and collections of data or information, including all data and information included in such databases, compilations or collections; (iii) user interfaces, command structures, report formats, templates, menus, buttons and icons, in each case, relating to computer programs and other software; (iv) flow charts, architectures, development tools and other materials used to design, organize and develop any of the foregoing; and (v) all documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” of Seller, Purchaser or any other Person means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which Seller, Purchaser or any such other Person, as the case may be (either alone or through or together with any other Subsidiary), (i) owns, directly or indirectly, fifty percent (50%) or more of the shares of capital stock or other equity interests that are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity, or (ii) has the contractual or other power to designate a majority of the board of directors or other governing body (and, where the context permits, includes any predecessor of such an entity).

“Tangible Assets” means all furniture, furnishings, vehicles, machinery, tools, molds, patterns, equipment, computers, tools and other tangible personal property (including manufacturing assembly and test equipment but excluding Inventory) related to the Acquired Business, wherever located, including any of the foregoing purchased subject to any conditional sales or title retention agreement in favor of any other Person, but does not include Cash.

“Target Net Working Capital” means (a) $18,456,637 (Eighteen Million Four Hundred Fifty Six Thousand Six Hundred Thirty Seven Dollars), (b) EUR 28,839,168 (Twenty Eight Million Eight Hundred Thirty Nine Thousand One Hundred Sixty Eight Euro) and (c) CNY82,259,456 (Eighty Two Million Two Hundred Fifty Nine Thousand Four Hundred Fifty Six Renminbi).

“Tax” or “Taxes” means (i) all federal, provincial, state, local, municipal, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, employment, social security, employee-related social charges or contributions, excise, severance, stamp, occupation, property, windfall profits, customs, duties or other taxes, levies, fees, or assessments imposed by a Governmental Entity, together with any interest and any penalties, or additions to tax imposed with respect thereto; (ii) any Liability for payment of amounts described in clause (i) whether as a result of transferee Liability, of being a member of an affiliated, consolidated, combined, unitary or similar group for any period, or otherwise through operation of Law and (iii) any Liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.

Annex A - Page 14

“Taxing Authority” means any Governmental Entity having authority with respect to Taxes.

“Tax Return” means any return, report, statement, claim for refund, information return and forms required to be filed with a Governmental Entity under applicable Law with respect to Taxes (including with respect to transfer pricing matters), including any amendments thereof, and schedules and attachments thereto.

“Technology” means any and all (i) technology, formulae, algorithms, procedures, processes, methods, techniques, ideas, creations, know-how, inventions, discoveries, and improvements (whether patentable or unpatentable and whether or not reduced to practice); (ii) technical, engineering, manufacturing, supplier and other information and materials; (iii) specifications, designs, models, devices, prototypes, schematics, and tangible development tools; (iv) tangible embodiments of any of the foregoing, in any form or media, whether or not specifically listed herein; and (v) any Intellectual Property Rights in any of the foregoing.

“Termination Date” has the meaning set forth in Section 8.1(b).

“Third Party Claim” has the meaning set forth in Section 7.3(a).

“Top 10 Customers” means the ten (10) largest customers of the Acquired Business for the twelve (12) month period ending December 31, 2016, based on the aggregate Dollar amount paid to the Acquired business by such customer during such period.

“Top 10 Suppliers” means the ten (10) largest suppliers of the Acquired Business for the twelve (12) month period ending December 31, 2016, based on the aggregate Dollar amount paid to the Acquired Business by such supplier during such period.

“Trade Secrets” means information that (i) derive independent economic value, actual or potential, from not being generally known to or readily ascertainable through appropriate means by other persons who can obtain economic value from its disclosure or use and (ii) is the subject of efforts that are reasonable under the circumstances to maintain their secrecy.

“Trademarks” means trademarks, service marks, logos and design marks, trade dress, trade names, fictitious and other business names, and brand names, and product and technology designations, together with all goodwill associated with any of the foregoing.

“Transaction Documents” means this Agreement, the Seller Disclosure Schedule, the Reoganization Agreement, the Transition Services Agreement, the Acquisition Financing Commitment Letters, the US NewCo Membership Interests Assignment Agreement and each of the other agreements, certificates, documents and instruments contemplated hereby and thereby, including all Schedules and Exhibits hereto and thereto.

“Transactions” means the transactions contemplated by the Transaction Documents.

“Transfer Taxes” means any statutory, governmental, federal, state, local, municipal, foreign and other transfer, documentary, real estate transfer, mortgage recording, sales, use,

Annex A - Page 15

value added, stamp, duty, registration, gross receipts, excise, and other similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest). For the avoidance of doubt, Transfer Taxes shall not include any PRC Indirect Transfer Tax.

“Transition Services Agreement” means the transition services agreement, between Seller and Purchaser, substantially in the form attached hereto as Exhibit C.

“Updated Seller Disclosure Schedule” has the meaning set forth in Section 5.9(b).

“US NewCo” has the meaning set forth in the Recitals.

“US NewCo Interests” has the meaning set forth in Section 1.1(a)(i).

“US NewCo Membership Interests Assignment Agreement” means the agreement to assign the US NewCo membership interests, between Seller and Purchaser, substantially in the form attached as Exhibit F.

“US Reorganization” means the contribution of the Acquired Business in the United States by Seller and its Subsidiaries to US NewCo, pursuant to the Reorganization Agreement.

“WARN Act” has the meaning set forth in Section 3.8(e).

“Works of Authorship” means Software, documentation, websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, and other works of authorship and copyrightable subject matter.

(The remainder of this page is intentionally left blank)

Annex A - Page 16